                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16


                     of the Securities Exchange Act of 1934


                         For the Month of November, 2004


                        ELRON ELECTRONIC INDUSTRIES LTD.
                 (Translation of Registrant's Name into English)


        3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv o ISRAEL

                    (Address of Principal Corporate Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F...[X]... Form 40-F...[ ]...

                  Registrant's press release dated November 10, 2004.

         SIGNATURE


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                ELRON ELECTRONIC INDUSTRIES LTD.
                                                (Registrant)


                                                By: /s/ Tal Raz
                                                    ----------------------------
                                                    Tal Raz



Dated:  November 11, 2004

                               -EARNINGS RELEASE-
  ELRON ANNOUNCES NET INCOME OF $70.8 MILLION IN THE THIRD QUARTER OF 2004 AND
        $80.0 MILLION IN THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2004

Tel Aviv, Israel, November 10, 2004 - Elron Electronic Industries Ltd. (NASDAQ:
ELRN) today reported net income for the third quarter of 2004 of $70.8 million, or $2.42 per share, compared to $3.0 million, or $0.10 per share, in the third quarter of 2003. The net income in the nine month period ended September 30, 2004 amounted to $80.0 million, or $2.74 per share, compared to a net loss of $10.3 million, or $(0.35) per share, in the nine month period ended September 30, 2003.

The net income Elron reported in the third quarter of 2004 resulted mainly from the gain, net of tax, of approximately $79.9 million from the sale of Elron's holdings in Elbit Systems (constituting approximately 19.6% of the outstanding share capital of Elbit Systems at the time of the sale) to the Federmann group for approximately $196.6 million.

 The gain was offset in part by Elron's share in the losses of its group companies in the third quarter of 2004 in the amount of $10.2 million, which included impairment charges in the aggregate amount of $4.9 million relating to Elron TeleSoft's operations.

Other Main Events in the Third Quarter and Subsequently:

      During the third quarter of 2004, Elron purchased 550,000 shares of Given Imaging (Nasdaq: GIVN), constituting approximately 2% of its outstanding share capital, for an aggregate purchase price of approximately $19.2 million. Subsequent to September 30, 2004 and through November 9, 2004 Elron purchased an additional 823,513 shares of Given Imaging, constituting approximately 3% of its outstanding share capital, for an aggregate purchase price of approximately $24.7 million. Following these purchases, Elron's direct and indirect (through RDC) interest in Given Imaging increased to approximately 20%.

      On October 21, 2004, Elron invested approximately $6.7 million in Jordan Valley Applied Radiation Ltd. ("Jordan Valley"), an Israeli private company engaged in developing solutions for advanced in-line thin film metrology for the semi-conductor industry. Following the investment, Elron holds 25% of Jordan Valley on a fully diluted basis. Jordan Valley is also 40% indirectly owned (following the investment) by Clal Industries and Investments Ltd., an affiliate of Elron.

      On October 21, 2004 Elron completed an investment of $3.0 million in Starling Advanced Communications Ltd. ("Starling") of which $1.5 million was invested immediately and an additional $1.5 million will be invested no later than April 21, 2005. Starling was formed in

      November 2003 and prior to Elron's investment was equally held by Elbit Systems and RDC. Following the investment, Elron's direct and indirect interest (through RDC) in Starling is approximately 50%. Starling develops broadband access connectivity solutions for commercial aircrafts.

Liquidity and Shareholders Equity

As of September 30, 2004, Elron's cash, debentures and deposits amounted to approximately $217.5 million compared with $106.6 million at December 31, 2003. The increase resulted primarily from the sale of Elron's holding in Elbit Systems for approximately $196.6 million. The increase was offset in part by an approximately $67.8 million repayment of loans of majority-owned subsidiaries.

During the nine month period ended September 30, 2004, Elron invested approximately $32.6 million in its group companies, including $19.2 million in Given Imaging. Subsequent to September 30, 2004 and through November 9, 2004, Elron invested an additional aggregate amount of approximately $34.8 million, which mainly includes $24.7 million in Given Imaging, $6.7 million in Jordan Valley and $1.5 million in Starling.

Shareholders' equity at September 30, 2004, was approximately $365.9 million, which represented approximately 77% of Elron's total assets, compared to approximately $296.1 million representing approximately 66% of total assets at December 31, 2003.

"The sale of our holding in Elbit Systems resulted in a considerable gain to Elron and reflects the fruits of our strategy of building successful and lasting companies. Now, with cash resources in excess of $180 million, Elron has strengthened its position as a major force in the Israeli high tech industry, investing in early and mid stage companies as well as mature companies, leading them to successes", said Doron Birger, Elron's President and CEO.
"The purchase of additional shares of Given Imaging reflects our confidence in the potential of Given Imaging to become a world leader in its field of operations," concluded Mr. Birger.

Investors may access Elron's third quarter financial report and a detailed management report on the company's web site: www.elron.com

        Conference call details

        Thursday, November 11, 2004 10:00a.m. (EST); 05:00 p.m. Israel Dial in numbers:

        In the US: 1-866 860 9642

        In the UK: 0 800 917 5108

        In Israel: 03 918 0610

        International Participants: +972 3 918 0610

        For your convenience, a replay of the call will be available starting two hours after the call ends until Monday, August 16, 10:30am ET. To access the replay please dial 1-866-276-1002 (US), 972-3-925-5942
        (Israel) and 0-800-917-4256 (UK).


Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of medical devices, communication, software, information technology, semiconductors and advanced materials. For further information, visit http://www.elron.com Contact:

Tal Raz
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
raz@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.

Tables to follow

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
In thousands of U.S. Dollars

                                                                September 30,         December 31,
                                                                    2004                  2003
                                                              -----------------     -----------------
                                                                  Unaudited              Audited
                                                              -----------------     -----------------
 ASSETS
 Total current assets                                         $         239,458     $         130,067
                                                              -----------------     -----------------

 LONG-TERM ASSETS
 Investments in affiliated companies                                     95,900               156,819
 Investments in other companies and long-term receivables               114,088               128,799
 Debentures                                                                   -                   700
 Deferred taxes                                                               -                 1,871
 Severance pay deposits                                                   2,597                 2,144
                                                              -----------------     -----------------

 Total long-term assets                                                 212,585               290,333
                                                              -----------------     -----------------

 PROPERTY AND EQUIPMENT, NET                                              8,184                 8,317
                                                              -----------------     -----------------

 INTANGIBLE ASSETS                                                       17,452                21,987
                                                              -----------------     -----------------

 Total assets                                                 $         477,679     $         450,704
                                                              =================     =================

 LIABILITIES AND SHAREHOLDERS' EQUITY
 Total current liabilities                                    $          47,239     $          73,035
                                                              -----------------     -----------------

 LONG-TERM LIABILITIES
 Long-term loans from banks and others                                    4,057                17,221
 Accrued severance pay and retirement obligations                         3,710                 2,850
 Deferred taxes                                                          34,431                40,684
 Other                                                                       22                   103
                                                              -----------------     -----------------

 Total long-term liabilities                                             42,220                60,858
                                                              -----------------     -----------------

 MINORITY INTEREST                                                       22,287                20,681
                                                              -----------------     -----------------

 Total Shareholders' Equity                                             365,933               296,130
                                                              -----------------     -----------------

 Total liabilities and shareholders' equity                   $         477,679     $         450,704
                                                              =================     =================

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
In thousands of U.S. Dollars, except share and per share data

                                                     Nine months ended               Three months ended           Year ended
                                                       September 30,                   September 30,             December 31,
                                                -----------------------------   -----------------------------   ---------------
                                                    2004            2003            2004            2003             2003
                                                -------------    ------------   -------------   -------------   ---------------
                                                                         Unaudited                                 Audited
                                                -------------------------------------------------------------   ---------------
 INCOME
   Net revenues                                  $    11,546      $   12,555     $     4,545      $    4,724      $     16,547
   Equity in losses of affiliated companies           (5,434)         (8,051)         (3,333)         (1,178)           (8,698)
   Gain from disposal of businesses and
     affiliated companies and changes in
     holdings in affiliated companies, net           132,386          25,645         104,485          24,386            25,754
   Other income, net                                   4,813           9,713             626           3,653            14,665
                                                 -----------      ----------     -----------      ----------     -------------
                                                     143,311          39,862         106,323          31,585            48,268
                                                 -----------      ----------     -----------      ----------     -------------

 COSTS AND EXPENSES                                   28,189          29,849          12,806           9,418            37,497
                                                 -----------      ----------     -----------      ----------     -------------

 Income before taxes on income                       115,122          10,013          93,517          22,167            10,771
 Taxes on income                                     (30,924)         (5,735)        (22,770)         (3,897)           (6,834)
                                                 -----------      ----------     -----------      ----------     -------------
 Income from continuing operations after              84,198           4,278          70,747          18,270             3,937
   taxes on income
 Minority interest in losses (income) of
   subsidiaries                                       (3,725)        (11,915)            169         (15,569)          (10,907)
                                                 -----------      ----------     -----------      ----------     -------------

 Income (loss) from continuing operations             80,473          (7,637)         70,916           2,701            (6,970)
 Income (loss) from discontinued operations             (450)         (2,682)            (94)            319              (235)
                                                 -----------      ----------     -----------      ----------     -------------
 Net income (loss)                              $     80,023      $  (10,319)    $    70,822      $    3,020     $      (7,025)
                                                ============      ==========     ===========      ==========     =============

 Basic Income (loss) per share                  $       2.74      $    (0.35)    $      2.42      $     0.10     $       (0.25)
                                                ============      ==========     ===========      ==========     =============
 Diluted income (loss) per share                $       2.73      $    (0.35)    $      2.41      $     0.10     $       (0.25)
                                                ============      ==========     ===========      ==========     =============

 Weighted average number of ordinary
   shares used in computing basic net
   income (loss) per share (thousands)                29,233          29,190          29,277          29,203            29,194
                                                ============      ==========     ===========      ==========     =============
 Weighted average number of ordinary
   shares used in computing diluted net
   income (loss) per share (thousands)                29,353          29,190          29,412          29,203           29,194
                                                ============      ==========     ===========      ==========     =============

MANAGEMENT REPORT FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2004

The following management report should be read in conjunction with our Condensed Interim Consolidated Financial Statements as of September 30, 2004 and notes thereto and with our Annual Consolidated Financial Statements as of December 31, 2003 and notes thereto, filed with the Securities and Exchange Commission under item 18 to our annual report on Form 20-F for the year ended December 31, 2003 ("2003 20-F"). This report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements may be identified by the words "anticipate", "believe", "estimate", "expect", "plan" and similar expressions. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those discussed in our filings with the Securities and Exchange Commission from time to time.

OVERVIEW

We are a multi-national high technology operational holding company that operates through subsidiaries and affiliated companies, referred to as our group companies. Founded in 1962, we have been a major force in the development of the Israeli high technology industry by building Israeli and Israel-related companies with technologies in the fields of medical devices, advanced defense electronics, communications, semiconductors, software products and services and advanced materials. Historically, most of our group companies were established together with entrepreneurs or started as activities within Elron and were subsequently spun-off. In addition, some of our group companies grew out of our subsidiary, RDC Rafael Development Corporation Ltd. ("RDC"), a joint venture with Rafael Armament Development Ltd. ("Rafael"), the largest research and development organization of Israel's Ministry of Defense. RDC was established pursuant to a joint venture agreement entered into in July 1993 for the purposes of exploiting Rafael's technology in non-military markets. RDC has first rights to exploit commercially technologies of Rafael in non-military markets, which rights are dependent primarily upon RDC's identification of new and existing military technology developed by Rafael, for commercial exploitation in non-military markets.

Our group companies include both publicly traded and privately held companies.

Technology industries are characterized by the high degree of risk inherent in their products, their continuous technological innovation and their penetration into world markets, which requires investment of considerable resources and continuous development efforts. The future success of our group companies is dependent upon their technological quality, prices and nature of their products in comparison to their competitors and their ability to introduce new products to the markets at the right time, while offering cost effective solutions suitable to their customers' needs as well as their ability to raise financing and the condition of the capital markets.

Our activities range from complete operational control over the business to involvement in the management of our group companies in which we maintain controlling or significant holdings, and, in a limited number of cases, minority holdings. We participate in the management of most of our group companies by means of active membership on their boards of directors and board committees. As a result, we are involved in matters of policy, strategic planning, marketing, selecting and manning senior management positions, approving investments and budgets, financing and the overall ongoing monitoring of our group companies' performance. In addition to our representation on the boards of directors of our group companies, we provide hands-on assistance to the group companies' management in support of their growth. We view our hands-on involvement in the operations of our group companies as a key element of our business. Our group companies therefore benefit from the experience of our management team in various areas in which they need support and leadership, including, but not limited to, strategic planning, research and development guidance, identifying joint venture opportunities, introductions to potential customers and investors, risk management, market analysis, business plan preparation, budgetary control, and legal support.

We expect to continue to build and realize value for our shareholders from our group companies through the sale to third parties of a portion or all of our holdings in, or the issuance of shares by our group companies, while simultaneously pursuing the acquisition of, or investment in, new and existing companies. We believe that this strategy provides the ability to increase shareholder value as well as creating capital to support the growth of our group companies.

Our net income (or loss) in any given period is due, in the most part, to the results of operations of our group companies (which are accounted by us under the consolidation or equity method of accounting) and dispositions and changes in our holdings of group companies. As most of our group companies are technology companies which have not yet generated significant revenues and which invest considerable resources in research and development and in marketing activities, we have experienced, and expect to continue to experience, losses in respect of these companies. Our capital resources in any given period are primarily affected by the extent of our investment in existing and new companies and the realization of certain holdings. The results of operations of our group companies, and consequently, our results of operations and capital resources, are affected by general economic conditions as well as by factors specifically related to the technology markets, which also affect the ability of our group companies to raise financing and our ability to dispose of holdings and realize gains from our holdings.

TREND INFORMATION

Technology industries are affected by economic trends and the condition of the capital markets. The downturn in the world economy and, in particular, in the technology sector, during 2001 and through the middle of 2003, affected our group companies' ability to raise additional financing from other sources, the results of operations of our group companies and our ability to successfully "exit" some of our group companies and record gains at the same level that we experienced in the years prior to the downturn. Since the second half of 2003, there has been some recovery in the technology sector and capital markets. This trend was reflected in the improvement in the results of operations of most of our group companies as well as the raising of funds from new strategic and other investors in private placements completed by some of our group companies. In addition, we recorded gains from realizing certain of our holdings, mainly in the third quarter of 2004 as a result of the sale of our holdings in Elbit Systems Ltd. (see below under "RECENT DEVELOPMENTS").

We anticipate that if a recovery in the world economy and, in particular, in the technology sector, will continue, this will have a positive effect on our group companies and their ability to raise additional capital. We also anticipate increasing our investments in new companies in our main areas of operation, and we are currently considering investments in new companies, mainly in the fields of medical devices, semiconductors and communications. In this regard, we invested in October 2004, approximately $6.7 million in a new company, Jordan Valley Applied Radiation Ltd. ("Jordan Valley"), operating in the field of semiconductors and $3.0 million in a direct investment in Starling Advanced Communications ("Starling"), operating in the field of broadband communication (see below under "RECENT DEVELOPMENTS").

RECENT DEVELOPMENTS

Sale of all of our holdings in Elbit Systems Ltd. (Nasdaq: ESLT). On July 28, 2004, we sold all of our holdings in Elbit Systems, constituting approximately 19.6% of the outstanding share capital of Elbit Systems, to the Federmann group, following the exercise of its right of first refusal, for approximately $196.6 million. As a result, we recorded in the third quarter a gain, net of tax, of approximately $79.9 million, of which approximately $10.0 million resulted from the increase in deferred tax assets with respect to losses incurred in prior periods. The decrease in our previous valuation allowance is in light of the transaction, following which we revised our estimate about the realizability of deferred tax.

Concurrently with the announcement of the transaction, we announced that, as a result of the transaction, Elron may be characterized as a "passive foreign investment company" (PFIC) for U.S. federal income tax purposes, for 2004. This would result in adverse tax consequences for our U.S. shareholders. Following a review of our position and based on an opinion received by our advisors on this matter, we may be able to rely on the "change of business exception" to PFIC status provided under Section 1298(b)(3) of the Internal Revenue Code of 1986, as amended. The ability to rely on this exception is dependent, in part, on the results of our operations in 2004, which cannot be accurately predicted at this stage. Pursuant to this exception, the determination of our status as a PFIC for the year 2004 depends, in part, on whether we will be PFIC in 2005 and 2006 and whether we were a PFIC in any year prior to 2004. If we (i) were not a PFIC in any year prior to 2004 (as we believe was the case), (ii) will not be a PFIC in 2005 and 2006, and (iii) the "passive income" we earned in 2004 will be substantially attributable to the disposition of our holdings in Elbit Systems, then we may not be a PFIC in 2004. The tests for determining PFIC status are impacted, among others, by changes in our holdings and in the value of our group companies which are difficult to predict. Accordingly, there can be no assurance that we will not become a PFIC in 2005 or 2006 or in any subsequent year or that we will otherwise be eligible to apply this exception. In addition, there can be no assurance that the Internal Revenue Service will not challenge our reliance on the exception.

Acquisition of Shares of Given Imaging (Nasdaq: GIVN). During the third quarter of 2004, we purchased 550,000 shares of Given Imaging, a medical device company that develops, produces and markets a disposable miniature video camera for detecting gastrointestinal disorders, for an aggregate consideration of approximately $19.2 million. As a result, our direct and indirect (through RDC) interest in Given Imaging increased from approximately 15% at the end of the second quarter of 2004 to approximately 17%. The excess cost of the purchase price over our share in the equity acquired amounted to $17.4 million and was allocated, based, among others, on an appraisal performed by valuation experts, as follows: $12.2 million to intangible assets other than goodwill, such as customer base and technology, $0.7 million to in-process research and development activities, and $4.5 million to goodwill. Products which did not receive marketing clearance by regulatory authorities as of the acquisition date, were considered to be incomplete and accordingly the amount allocated to such products is considered to be in-process research and development activities ("IPR&D"). The amount allocated to IPR&D was charged immediately to the Company's results of operations in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method" ("FIN 4"). The amounts allocated to intangible assets other than goodwill are amortized on a straight-line basis over their expected useful life of 10-15 years. The amortization of the identifiable intangible assets as well as the write-off of the IPR&D were recorded in the third quarter of 2004 in the amount of approximately $1.0 million as part of our share in the income or losses of our equity investments.

Subsequent to September 30, 2004 and through November 9, 2004, we purchased an additional 823,513 shares of Given Imaging for an aggregate purchase price of approximately $24.7 million. As a result, our direct and indirect (through RDC) interest in Given Imaging increased from approximately 17% to approximately 20%.

Tender offer to purchase 7.5% of our shares. On August 22, 2004 we announced that Discount Investment Corporation Ltd. ("DIC") completed a tender offer to purchase 2,203,425 of our ordinary shares for $15 per share, net to the seller in cash, less any required withholding taxes and without interest. Following the consummation of the tender offer, DIC owns approximately 46% of our outstanding shares.

New Corporate Tax Rate in Israel. On June 29, 2004 the Israeli parliament approved an amendment to the Income Tax Ordinance which gradually reduces the corporate tax rate from 36% in 2003 to 30% in 2007. The amendment was signed and published in July 2004 and is therefore considered enacted in July 2004. As a result, we recorded in the third quarter of 2004 a tax benefit in the amount of approximately $2.1 million due to the change in the tax rate.

Investment in Jordan Valley. On October 21, 2004, we invested approximately $6.7 million in Jordan Valley, an Israeli private company engaged in developing solutions for advanced in-line thin film metrology for the semi-conductor industry. Following the investment we hold 25% of Jordan Valley on a fully diluted basis. Our holding percentage is subject to adjustment based on Jordan Valley's future performance. Jordan Valley is also 40% indirectly owned (following the investment) by Clal Industries and Investments Ltd. ("Clal"), an approximately 64% held subsidiary of IDB Development Corporation Ltd. ("IDBD"), which also owns approximately 67% of our parent company, DIC. Clal, IDBD, and DIC are publicly traded on the Tel Aviv Stock Exchange. The investment was approved by the shareholders of Elron and Clal.

Investment in Starling. On October 21, 2004 we completed an investment of $3.0 million in Starling of which $1.5 million was invested immediately and an additional $1.5 million will be invested no later than April 21, 2005. Starling was formed in November 2003 and was equally held by Elbit Systems and our subsidiary RDC, prior to our investment. Following the investment, our direct and indirect interest in Starling is approximately 50%. Starling develops connectivity solutions for broadband access for commercial aircraft.

CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP"). Our significant accounting policies are more fully described in Note 2 of the Notes to our Consolidated Financial Statements as of December 31, 2003, filed under item 18 to our 2003 20-F. The accounting policies which are particularly important to the assessment of our financial position and results of operations are described under item 5 to our 2003 20-F, under "Critical Accounting Policies".

As more fully described in our 2003 20-F, we adopted Interpretation No. 46 (Revised 2003), Consolidation of Variable Interest Entities ("VIEs") - an interpretation of ARB No. 51 ("FIN 46"). Upon the adoption of FIN 46 we began consolidating Starling as it was determined to be a VIE, and we are its primary beneficiary; and determined that AMT is considered to be a VIE, however as we are not the primary beneficiary of AMT, we are not consolidating AMT.

BASIS OF PRESENTATION

Consolidation. Our consolidated financial statements include the accounts of the Company and the following main companies:

                            Three and Nine months ended September 30,
    ----------------------------------------------------------------------------------------
                        2004                                            2003
    --------------------------------------------    ----------------------------------------
    Elron TeleSoft   RDC             3DV(1)         Elron TeleSoft   RDC             ESW(3)
    Elbit            Galil Medical   Sela(2)        Elbit            Galil Medical
    DEP              Starling        MediaGate      DEP              MediaGate
                                     ESW(3)

   (1) Following the purchase of a controlling interest in 3DV during the first quarter of 2004 from the majority of the other shareholders of 3DV.
   (2) Following the conversion of shareholder loans granted by RDC to Sela Semiconductor ("Sela") at the end of the second quarter of 2004.
   (3) Elron SW ("ESW"), formerly Elron Software.

Equity Method. Our main group companies accounted for under the equity method of accounting include:

                             Three and Nine months ended September 30,
      ----------------------------------------------------------------------------------------
                         2004                                          2003
      --------------------------------------------    ----------------------------------------
      Elbit Systems(1)          Notal Vision          Elbit Systems           Notal Vision
      NetVision                 Oncura                NetVision               3DV
      ChipX                     Sela(2)               ChipX                   Sela
      Wavion                    Pulsicom              Wavion                  Oncura(3)
      Given Imaging             CellAct               Given Imaging           Pulsicom
      Oren Semiconductor AMT                          Oren Semiconductor      CellAct
                                                      KIT                     Avantry(4)
                                                      AMT

(1) Through June 30, 2004.
(2) Through June 30, 2004.
(3) Since July 1, 2003.
(4) formerly known as Witcom


RESULTS OF OPERATIONS

Three and nine months ended September 30, 2004 compared to three and nine months ended September 30, 2003.

The following tables set forth our results of operations in the reported periods:

                                     Three months ended September 30,    Nine months ended September 30,
                                     --------------------------------    -------------------------------
                                         2004                2003            2004               2003
                                     ------------        ------------    ------------       ------------
                                                   (millions of $, except per share data)
    Net income (loss)                        70.8                 3.0            80.0             (10.3)
    Net Income (loss) per share              2.42                0.10            2.74             (0.35)

The net income we reported in the third quarter of 2004 was affected mainly by the gain, net of tax, of approximately $79.9 million resulting from the sale of our holdings in Elbit Systems for approximately $196.6 million. This gain includes approximately $10.0 million resulting from a decrease in our previous valuation allowance in respect of losses incurred in prior periods. The decrease in our previous valuation allowance was in light of the transaction, following which we revised our estimate about the realizability of deferred tax. This gain was offset mainly by our share in the losses of our group companies in the third quarter of 2004 in the amount of $10.2 million, which included $4.9 million in impairment charges relating to Elron TeleSoft's operations.

The net income we reported in the period of nine months ended September 30, 2004, included the additional following main factors:

(i) a gain, net of tax and minority interest, of approximately $6.7 million which we recorded in the second quarter of 2004 resulting from the sale of Given Imaging's shares by RDC and the decrease in our direct and indirect interest in Given Imaging following the completion of Given Imaging's secondary public offering;
(ii) a gain of approximately $5.3 million resulting from the sale in the first quarter of 2004 of our shares in KIT eLearning;
(iii) a gain, net after tax, of approximately $3.6 million (of which $0.3 million was recognized in the third quarter of 2004) resulting from the sale of 854,701 Zix Corporation shares (of which 220,473 were sold during the third quarter of 2004) in consideration for $8.1 million (of which $1.1 million was received during the third quarter of 2004);
(iv) a tax benefit in the amount of approximately $2.1 million due to the change in the tax rate enacted in the third quarter of 2004; and
(v) amortization of intangible assets and write off of IPR&D in the amount of $1.0 million, related to the acquisition of additional shares of Given Imaging in the third quarter of 2004.

During the nine month period ended September 30,2004, losses, net, which we recorded with respect to our group companies decreased by approximately $7.5 million relative to the same period of 2003, mainly due to the sale of the businesses of ESW and MediaGate, the sale of our holding in KIT, our share in the net income reported by Given Imaging in the last two consecutive quarters, our share in the net income of NetVision, the decrease in Galil Medical's losses following the formation of Oncura as a result of the merger of its and the urology unit of Amersham (Amersham was subsequently acquired by General Electric Company (NYSE: GE) ("GE")) and the improvements in the results of some of our group companies such as ChipX and AMT. This amount includes offsetting effects resulting from the amortization of intangible assets and write-off of IPR&D related to the acquisition of additional shares of Given Imaging in the amount of $1.0 million, an impairment charges relating to Elron TeleSoft's operations in the amount of $4.9 million, a $2.0 million loss representing the funding of NetVision's previous years' losses, and the effect of the sale of our holding in Elbit Systems, following which we ceased including our share in its net income.

Reportable Segments

Subsequent to the sale of the business of ESW on September 2, 2003 to Zix, our reportable segments are i) The Systems and Projects Segment - Elron TeleSoft; and ii) Other holdings and the corporate operations, which includes our holdings in subsidiaries, affiliates and other companies, engaged in various fields of advanced technology, and corporate operations, which provide the strategic and operational support to the group companies. Prior to September 2, 2003, we operated through ESW in a third business segment - Internet Products - which has been reclassified as discontinued operations.
At September 30, 2004, our main group companies were classified into the following segments:

                                                                                                   Internet products
                         Systems and                                                                 (Discontinued
                           projects             Other holdings and corporate operations               Operations)
                       ----------------   ----------------------------------------------------   --------------------
Consolidated           Elron TeleSoft     Elbit; DEP; RDC; Galil Medical; MediaGate, 3DV,        ESW
                                          Starling, Sela.

Equity basis                              NetVision; ChipX; Wavion;
                                          Given Imaging; CellAct; AMT; Notal
                                          Vision; Oren Semiconductor; Oncura;
                                          Pulsicom.

Cost                                      Avantry

Available-for-sale                        Partner Communication Company ("Partner"), Elbit
   Securities                             Vision Systems

The following tables reflect our consolidated data by reported segments:

                                               Systems and        Other holdings        Discontinued
                                                projects -         and corporate        operations of
                                              Elron TeleSoft        operations               ESW            Consolidated
                                             -----------------    ----------------     ----------------    ---------------
                                                                           (millions of $)
                                                                Three months ended September 30, 2004
                                             -----------------------------------------------------------------------------
Income*                                                 0.8               105.5                    -              106.3
Costs and Expenses                                      6.9                 5.9                    -               12.8
Income (loss) from continuing operations               (6.1)               77.0                    -               70.9
Net income (loss)                                      (6.1)               77.0                 (0.1)**            70.8

                                                                Three months ended September 30, 2003
                                             -----------------------------------------------------------------------------
Income*                                                 1.7                29.9                    -               31.6
Costs and Expenses                                      2.1                 7.3                    -                9.4
Income (loss) from continuing operations               (0.4)                3.1                    -                2.7
Net income (loss)                                      (0.4)                3.1                  0.3**              3.0

                                                                 Nine months ended September 30, 2004
                                             -----------------------------------------------------------------------------
Income*                                                 4.3               139.0                    -              143.3
Costs and Expenses                                     11.4                16.8                    -               28.2
Income (loss) from continuing operations               (7.2)               87.6                    -               80.5
Net income (loss)                                      (7.2)               87.6                 (0.4)**            80.0

                                                                 Nine months ended September 30, 2003
                                             -----------------------------------------------------------------------------
Income*                                                 5.9              34.0                    -               39.9
Costs and Expenses                                      7.5              22.3                    -               29.8
Loss from continuing operations                        (1.6)             (6.0)                   -               (7.6)
Net loss                                               (1.6)             (5.6)                (3.1)**           (10.3)

* Income in the Other holdings and corporate operations includes net losses from equity investments

** The composition of the discontinued operations of ESW is as follows:

                                     Three months ended September 30,    Nine months ended September 30,
                                     --------------------------------    -------------------------------
                                         2004                2003            2004               2003
                                     ------------        ------------    ------------       ------------
                                                                (millions of $)
     Loss from operations                      -                (1.3)              -               (4.7)
     Gain on disposal                       (0.1)                1.6            (0.4)               1.6
                                            ----                ----            ----               ----
     Gain (loss) from discontinued
     operations                             (0.1)                0.3            (0.4)              (3.1)
                                            ----                ----            ----               ----

Systems and Projects - Elron TeleSoft

Elron TeleSoft is focused on revenue assurance, network management and IP products for telecom carriers. The following table sets forth the operating results of Elron TeleSoft:

                                     Three months ended September 30,    Nine months ended September 30,
                                     --------------------------------    -------------------------------
                                         2004                2003            2004               2003
                                     ------------        ------------    ------------       ------------
                                                                (millions of $)
  Net revenues                               0.8                 1.7             4.3                5.9
  Cost of revenues                           0.6                 1.0             2.8                3.8
                                            ----                ----            ----               ----
  Gross profit                               0.2                 0.7             1.5                2.1
  Operating expenses*                        0.8                 0.6             2.3                2.0
  Amortization of other assets               0.2                 0.2             0.6                0.6
  Restructuring charges, net                 0.2                   -             0.2                  -
  Impairment of long-lived assets            2.9                   -             2.9                  -
  Impairment of goodwill                     2.0                   -             2.0                  -
                                            ----                ----            ----               ----
  Operating loss                            (5.9)               (0.1)           (6.5)              (0.5)
                                            ----                ----            ----               ----
  Finance expenses, net                      0.2                 0.3             0.7                1.1
  Taxes on income                              -                   -               -                  -
                                            ----                ----            ----               ----
  Net loss                                  (6.1)               (0.4)           (7.2)              (1.6)
                                            ----                ----            ----               ----


    *Excluding amortization of other assets, impairment charges and restructuring charges, net, which are presented separately.

    Revenues. Elron TeleSoft's net revenues decreased by $0.9 million and $1.6 million, or 53% and 27%, to $0.8 million and $4.3 million in the three and nine month periods ended September 30, 2004, compared to $1.7 million and $5.9 million in the same periods of 2003. The decrease in the nine month period resulted mainly from the decrease in revenues derived from sale of third parties' products. The decrease in the three month period resulted mainly from the decrease in license and project revenues while revenues from the sale of third parties' products remained at the same level. The decrease in revenues resulted mainly from longer sale cycles in its efforts to penetrate the international market with its new revenue assurance line of products.

    Cost of revenues. Cost of revenues of Elron TeleSoft in the three and nine month periods ended September 30, 2004 were $0.6 million and $2.8 million, representing a gross margin of 25% and 34%, compared to $1.0 million and $3.8 million in the three and nine month periods ended September 30, 2003, representing a gross margin of 39% and 35%. The variance in gross margins was due to changes in revenue mix. The gross margin for the three month period was lower due to the decrease in license and project revenues.

    Operating expenses. Elron TeleSoft's operating expenses (excluding amortization of other assets, impairment charges and restructuring charges which are presented separately) in the three and nine month periods ended September 30, 2004 were $0.8 million and $2.3 million, an increase of 33% and 15% over the $0.6 million and $2.0 million in the three and nine month periods ended September 30, 2003. The increase in operating expenses resulted from an increase in development expenses of the company's new revenue assurance line of products and an increase in sales and marketing expenses associated with launching these products to the international market.

    Restructuring expenses. In response to its operating results and in an effort to adjust its operations to the decrease in revenues, Elron TeleSoft underwent in the third quarter of 2004 a restructuring program which included workforce reduction of 15% across all functions of the organization, without hurting its core revenue assurance development and marketing activities. Restructuring expenses amounted to $0.2 million.

    Impairment. In light of Elron TeleSoft's results of operations and its difficulties in penetrating international markets, Elron Telesoft tested for impairment its technology and fixed assets and subsequently the goodwill associated with its operations, resulting in an impairment loss of $2.9 million and $2.0 million relating to the technology and fixed assets and goodwill, respectively, based, among others, on an appraisal performed by valuation experts using a discounted cash flow approach.

    Operating loss. As a result of all the above, Elron TeleSoft's operating loss increased to $5.9 million and $6.5 million in the three and nine month periods ended September 30, 2004, compared to $0.1 million and $0.5 million in the same periods of 2003.

    Finance expense, net. Finance expenses decreased to $0.2 million and $0.7 million in the three and nine month periods ended September 30, 2004 compared to approximately $0.3 million and $1.1 million in the same periods in

    2003. The decrease in finance expenses resulted mainly from the significant decrease in loan balances following the repayment of $50.9 million of bank loans by Elron TeleSoft (financed by an investment by us) during the nine month period ended September 30, 2004.

The ability of Elron TeleSoft to increase its revenues and improve its operating results in the near future is dependent upon general economic conditions and, in particular, on an increase in telecom capital expenditure, its ability to penetrate the international market and whether its efforts to bring enhanced and new products to market are successful.

Other Holdings and Corporate Operations Segment

The other holdings and corporate operations segment includes our holdings in subsidiaries, affiliates and other companies engaged in various fields of advanced technology, and corporate operations which provide strategic and operational support to the group companies. The following table sets forth this segment's operating results:

                                     Three months ended September 30,    Nine months ended September 30,
                                     --------------------------------    -------------------------------
                                         2004                2003            2004               2003
                                     ------------        ------------    ------------       ------------
                                              (millions of $)                    (millions of $)
Net revenues                                 3.7                 3.0             7.3                6.6
Share in net losses of affiliated           (3.3)               (1.2)           (5.4)              (8.1)
    companies
Gain from disposal of business and
    affiliated companies and changes in                         24.4           132.3               25.6
    holdings in affiliated companies, net  104.5
 Other income, net                           0.6                 3.6             4.8                9.8
                                           -----               -----           -----              -----
Total income                               105.5                29.9           139.0               33.9
                                           -----               -----           -----              -----
Cost of revenues                             2.0                 2.4             4.4                3.9
Operating expenses*                          4.5                 5.3            13.4               18.5
Amortization of other assets                 0.1                 0.1             0.1                0.3
Finance income, net                         (0.7)               (0.5)           (1.1)              (0.4)
                                           -----               -----           -----              -----
Total costs and expenses                     5.9                 7.3            16.8               22.3
                                           -----               -----           -----              -----
Gain from continuing operations
    before income tax                       99.6                22.6           122.2               11.6
Income tax                                 (22.8)               (3.9)          (30.9)              (5.7)
Minority interest                            0.2               (15.6)           (3.7)             (11.9)
                                           -----               -----           -----              -----
Gain (loss) from continuing operations      77.0                 3.1            87.6               (6.0)
Gain from discontinued operations              -                   -               -                0.4
                                           -----               -----           -----              -----
Net gain (loss)                             77.0                 3.1            87.6               (5.6)
                                           -----               -----           -----              -----

    * Excluding amortization of other assets which are presented separately.

Income

Net revenues.

Net revenues of the Other Holdings and Corporate Operations segment consisted of sales of products and services by our subsidiaries, mainly Galil Medical and Sela (which results are consolidated since July 1, 2004). The following table sets forth the segment revenues:

                                     Three months ended September 30,    Nine months ended September 30,
                                     --------------------------------    -------------------------------
                                         2004                2003            2004               2003
                                     ------------        ------------    ------------       ------------
                                                                 (millions of $)
   Galil Medical                             2.3                 2.1             5.7                5.7
   Sela                                      1.3                   -             1.3                  -
   MediaGate                                   -                 0.9               -                0.9
   3DV*                                      0.1                   -             0.3                  -
                                             ---                 ---             ---                ---
                                             3.7                 3.0             7.3                6.6
                                             ---                 ---             ---                ---

    * consolidated since January 1, 2004

    Galil Medical's revenues derived mainly from the supply of cryo products and R&D services to Oncura, in which it has a 25% ownership interest, as a result of the merger of the urology therapy units of Galil Medical and GE on July 1, 2003.


    Sela recorded revenues of $1.3 million and $3.1 million in the three and nine month periods ended September 30, 2004 compared to $1.2 million and $3.0 million in the same periods of 2003.

Share in net losses of affiliated companies. Our share in net losses of affiliated companies resulted from our holdings in certain companies that are accounted for under the equity method (see above under "Basis of Presentation"). The share in net losses of affiliated companies in the three and nine month periods ended September 30, 2004 amounted to $3.3 million and $5.4 million, compared to $1.2 million and $8.1 million in the same period in 2003.

As a result of the completion of the sale of our holding in Elbit Systems during the third quarter of 2004, our share in net income of Elbit Systems is included through the end of the second quarter of 2004. Our share in the net income of Elbit Systems in the three and nine month periods ended September 30, 2004 amounted to $0 million and $4.7 million, compared to $2.4 million and $6.6 million in the same period in 2003.

Factors which positively affected our share in net losses of our affiliated companies in the reported periods of 2004 were as follows: (i) the net income reported by Given Imaging; (ii) the sale of our holding in KIT eLearning in the first quarter of 2004; (iii) our share in the net income of Netvision; and (iv) the decrease in the net losses of some of our group companies, in particular, ChipX and AMT.

Factors which negatively affected our share in net losses of our affiliated companies in the reported periods of 2004 were as follows: (i) the sale of our holding in Elbit Systems in the third quarter of 2004, (ii) $1.0 million amortization of intangible assets and IPR&D write off relating to the acquisition of additional shares of Given Imaging; (iii) a $2.0 million loss representing the funding of NetVision's previous years' losses; and (iv) the increase in our share in the net losses of Wavion.


    Highlights of the Results of Operations of Our Major Affiliates:

    Given Imaging (Nasdaq: GIVN) (a 17% holding directly and indirectly through RDC as of September 30, 2004). Given Imaging recorded sales of $14.6 million and $42.8 million in the three and nine month periods ended September 30, 2004, an increase of 51% and 53% over the revenues recorded in the same periods in 2003 of $9.7 million and $28.0 million. The total number of capsules sold in the third quarter was 22,400, 67% higher than in the third quarter of 2003. As of September 30, 2004, cumulative unit sales of Given Imaging capsule have reached 145,200. Given Imaging's gross profit increased to 75.1% and 73.9% of revenues in the three and nine month periods ended September 30, 2004, compared to 63.0% and 65.1% in 2003 and it reported net income of $0.1 million and $0.4 million in the three and nine month periods ended September 30, 2004, compared to net loss of $2.1 million and $9.0 million in the same periods of 2003.

    During the second quarter of 2004 Given Imaging completed a secondary offering to the public in which it raised net proceeds of $44.3 million. In addition, Given Imaging entered into an exclusive sales representation and co-promotion agreement with Ethicon Endo-Surgery, Inc., a Johnson & Johnson company, according to which Ethicon will have exclusive rights to market in the United States Given Imaging's Pillcam'TM' ESO video capsule for visualization of the esophagus following marketing clearance from the U.S. Food and Drug Administration (FDA). This agreement may be expanded to other countries, except Japan.

    Oncura (a 25% holding by Galil). Oncura commenced its operations on July 1, 2003 following the completion of the merger of the urology therapy units of Galil and GE which created Oncura. Oncura markets and sells therapeutic device systems and related consumables used primarily in the performance of minimally-invasive, urologic cancer treatment. Oncura's revenues in the three and nine month periods ended September 30, 2004 amounted to $16.7 million and $50.6 million. Oncura's net loss in the three and nine month periods ended September 30, 2004 amounted to $0.7 million and $1.0 million.

    Notal Vision (a 26% holding). Notal Vision, a medical device company operating in the field of early detection of Age Related Macular Deterioration (AMD), formally launched its product in October 2004 through Carl Ziess Meditec Inc., one of the leading manufacturers of professional optics equipment. During the three and nine month periods ended September 30, 2004 Notal's revenues amounted to approximately $33 thousand and $0.3 million and its net loss amounted to $0.7 million and $1.5 million.

    NetVision (a 46% holding). The other major shareholder of NetVision is our controlling shareholder, DIC, which also holds 46% of NetVision, following DIC's purchase of the NetVision shares from Tevel, in March 2004. NetVision provides Internet services and solutions in Israel. NetVision continues to experience increased competition in gaining broadband communication market share, resulting from the transition of customers to broadband communication. However, NetVision revenues increased in the three and nine month periods ended September 30, 2004 by 5% and 11% to $17.0 million and $50.7 million from $16.2 million and $45.8 million in the same periods in 2003 and its customer base at September 30, 2004 reached approximately 386,000 (of which approximately 205,000 were broadband) compared to 352,000 at December 31, 2003 (of which approximately 146,000 were broadband). NetVision's operating income increased by 45% and 120% to $1.8 million and $6.6 million in the three and nine month periods ended September 30, 2004 compared to $1.3 million and $3.0 million in the same periods in 2003 and its net income increased to $1.3 million and $3.7 million in the three and nine month periods ended September 30, 2004 compared to a net loss of $0.4 million and net income of $0.2 million in the same periods in 2003. NetVision's operating currency is the New Israeli Shekel (NIS) and accordingly, all figures above are translations for convenience purposes of NetVision's NIS figures into US dollars at the representative rate of exchange prevailing at September 30, 2004 according to which $1.00 equaled NIS 4.482. NetVision future period results will be affected mainly by the competitive broadband market environment, which will affect market prices and penetration costs.

    On August 3, 2004, NetVision received a license from the Israeli Ministry of Communications to provide international telephony services, which NetVision intends to provide through Voice over IP technology (VoIP) commencing from the end of 2004.

    During the first nine moths of 2004, we and DIC granted NetVision a $3.9 million loan each, in order to enable NetVision to repay a portion of its line of credit to a lending bank. As a result of the extension of the repayment period of the loan and the uncertainty of the public offering (announced by NetVision on March 30, 2004) and in accordance with EITF 02-18, we recorded a portion of the loan, in the amount of $2.0 million, as a loss, representing the funding of NetVision's previous years' losses. In October 2004, we and DIC granted NetVision an additional loan in the amount of approximately $1.4 million each, in order to enable NetVision to set up its international telephony services.

    Wavion (a 38% holding). Wavion is a developer of broadband wireless access systems for wireless LANs. Wavion's revenues from subcontracting services for the development of wireless sub-systems in the three and nine month periods ended September 30, 2004 amounted to $0 million and $0.1 million, compared to $0.3 million and $1.5 million in the same periods in 2003. The decrease in Wavion's revenues resulted from directing resourses away from its subcontracting activities to R&D activities which resulted in increase in its research and development costs and an increase in Wavion's net loss which amounted to $1.2 million and $4.3 million in the three and nine month periods ended September 30, 2004 compared to $0.7 million and $0.9 million in the same periods in 2003.

    ChipX (a 27% holding). ChipX is a manufacturer of late stage programmable application-specific integrated circuits, or structured ASICs. ChipX's revenues in the three and nine month periods ended September 30, 2004, increased by $0.2 million and $1.7 million, or 7% and 17%, to $3.8 million and $11.6 million, from $3.6 million and $9.9 million in the same periods in 2003, primarily due to the launch of new products and the recovery in the semiconductor industry, and its net loss in the three and nine month periods ended September 30, 2004 amounted to $1.7 million and $4.8 million compared to $1.5 million and $6.1 million in the same periods in 2003. In March 2004, ChipX raised $12.0 million in a private placement, led by a new investor, Vantage Point Venture Partners, the proceeds of which will be used to finance its sales, marketing and development investments in its structured ASIC technology.

    Oren Semiconductor (a 41% holding). Oren is a developer of integrated circuits for digital broadcasting. In the three and nine month periods ended September 30, 2004, Oren's revenues were $0.9 million and $2.6 million compared to $1.6 million and $3.3 million in the same periods in 2003. The decrease in revenues during the three month period was mainly as a result of a decrease in product revenues due to a longer sale cycle and delay in product development. The decrease in products revenues in the nine month period ended September 30, 2004, was offset by an increase in revenues from development projects. Oren's net loss in the three and nine month periods ended September 30, 2004 was $1.2 million and $2.8 million compared to $0.5 million and $3.3 million in the same periods in 2003.

    AMT (a 40% holding). The AMT group develops technologies and products based on amorphous metals. AMT's two main operating subsidiaries are AHT, which uses amorphous metals for heating products, and Confirm Technology (formerly, ACS), which uses amorphous metals for identification, authentication and anti-shoplifting solutions. During the second quarter of 2004, AMT completed a private placement of $6.0 million, in which an international strategic partner invested $3.0 million and we invested an additional $3.0 million. In the three and nine months ended September 30, 2004, AMT's consolidated revenues amounted to $0.9 million and $1.8 million, compared to $0.4 million and $0.9 million in the same period of 2003 and its net loss amounted to $0.5 million and $1.6 million, compared to $0.8 million and $3.0 million in the same periods of 2003.

Despite the decrease in our share in the net losses from our group companies, we expect that most of our group companies will continue to recognize losses in future periods, as they invest significant resources in research and development and sales and marketing activities and have not yet generated significant revenues. Therefore, we anticipate that our share in the results of these companies will continue to negatively affect our results of operations. In addition, following the completion of the sale of our holding in Elbit Systems in the third quarter of 2004, and in light of expected investments in new and existing companies, our share in net losses of our group companies is expected to increase.

    Results of operations of significant group companies which are accounted for other than under the equity method of accounting. In addition to companies accounted for under the equity method, we have a significant investment in

    Partner Communications (Nasdaq: PTNR), in which we hold approximately 9%, and which is accounted for as available-for-sale securities, whose results do not affect our results of operation. At September 30, 2004, the market value of our investment in Partner amounted to $108.6 million. Partner is a Global System for Mobile Communications, or GSM, mobile telephone network operator in Israel. Partner's results of operations for the third quarter of 2004 were not published as of the date of the release of our third quarter results. Partner has a line of credit agreement with a consortium of banks that provides for borrowings of up to $583 million of which $348 million had been drawn as of June 30, 2004. The line of credit is guaranteed by shares held by the original shareholders of Partner, pro rata to their respective original holdings. All of the shares held by us as of September 30, 2004, amounting to approximately 15.9 million shares, are pledged by us in favor of the consortium of banks. We are taking steps in an effort to release these shares from the pledge, however there is no assurance that our effort will be successful in the near future. If and upon such release, and subject to receiving all the necessary regulatory approvals, we may sell all or some of these shares.

    On July 29, 2004, Partner received notification from the Ministry of Communications (the "Ministry") stating the Ministry is considering regulatory changes for reducing certain rates charged by cellular operators, which if adopted will have a material adverse effect on its earnings and financial position. Partner took part in the hearing process during September 2004 and submitted its position. Partner rejects these proposals and will vigorously oppose their adoption. However, at this time Partner is unable to predict the outcome of the hearing process. As described above, Partner's results of operations do not affect our results of operation.


Gains from Disposal of Business and Affiliated Companies and Changes in Holdings in Affiliated Companies, net. Our gains from disposal of businesses and affiliated companies and changes in our holdings in affiliated companies amounted to $104.5 million and $132.3 million in the three and nine month periods ended September 30, 2004 compared to $24.4 million and $25.6 million in the same periods in 2003. The gain in the third quarter of 2004 consisted primarily from $104.6 million gain (which after income taxes amounted to $79.9 million) resulting from the sale of our holding in Elbit Systems. The gain in the nine month period ended September 30, 2004 also included:

i. a $15.2 million gain (which after minority interest and income taxes amounted to $6.7 million) resulting from the sale of 300,000 shares of Given Imaging by RDC and the decrease in our direct and indirect interest in Given Imaging following Given Imaging's secondary public offering;

ii. a gain of $5.8 million (which after minority interest and income taxes amounted to $1.4 million) resulting from the purchase by RDC of treasury shares amounting to approximately 3% of its outstanding shares from one of its shareholders (a former senior executive of RDC) in consideration for distribution of 200,000 shares of Given Imaging;

iii. a gain of $0.6 million resulting from the exercise of a call option granted to the chairman of our board of directors to purchase 21,751 shares of Given Imaging for the aggregate exercise price of approximately $49 thousand; and

iv. a $5.3 million gain from the sale of our share of KIT eLearning, a provider of online academic programs, to a subsidiary of Laureate Education, Inc. (formerly known as Sylvan Learning Systems) (Nasdaq: LAUR), a global leader in higher education, for a cash payment of $9.4 million (from which we received $5.7 million) and a future payment of up to an additional $10.0 million based on future earnings of KIT in 2006 and 2007 (from which our share will be up to $5.7 million).

The gain in the three and nine month periods ended September 30, 2003 resulted primarily from $21.3 million gain (which after minority interest and income taxes amounted to $4.4 million) resulting from the merger in the third quarter of 2003 of the urology therapy units of Galil Medical and GE and a gain of $4.4 million (of which $3.1 million in the third quarter of 2003) resulting from the sale by RDC of 753,600 shares of Given Imaging (of which 433,600 were sold in the third quarter of 2003).

Other Income, net. Other income, net, of the other holdings and corporate operations segment amounted to $0.6 million and $4.8 million in the three and nine month periods ended September 30, 2004 compared to $3.6 million and $9.8 million in the same periods in 2003. The gain in the third quarter of 2004 resulted mainly from a $0.4 million gain, before tax, from the sale of 220,473 shares of Zix (Nasdaq: ZIXI) which were received in consideration for ESW's assets and business sold to Zix in 2003. The gain in the nine month period ended September 30, 2004 also included a $5.0 million gain, before tax, from the sale of 634,228 shares of Zix during the first half of 2004 which was partially offset by $0.5 million, representing the funding of 3DV's previous years' losses. As of September 30, 2004, all the shares of Zix were sold.

The gain in the third quarter of 2003 was primarily due to a $6.1 million gain, before tax, from the sale of approximately 2.8 million shares of Partner in the third quarter of 2003 in consideration for approximately $14.2 million. The gain in the first nine months of 2003 also included a $5.0 million gain, before tax, from the sale of 3.5 million shares of Partner in the second quarter of 2003 in consideration for approximately $15.3 million and a $2.0 million gain, before tax, from the sale of all the shares of 24/7 Real Media shares (Nasdaq: TFSM), received in consideration for the sale of the main assets and business of our subsidiary Vflash to 24/7 Real Media in 2002, for a total consideration of approximately $5.2 million. For the nine months ended September 30, 2003 the gain was partially offset by $3.9 million of write-downs mainly with respect to our investments in Cellenium and Textology.

Finance income, net. Finance income, net, of the other holdings and corporate operations segment amounted to $0.7 million and $1.1 million in the three and nine month periods ended September 30, 2004 compared to $0.5 million and $0.4 million in same periods in 2003. The increase in finance income is primarily due to the increase in cash balances following the completion of the sale of our holding in Elbit Systems for $196.6 million.

Expenses

Cost of revenues. Cost of revenues consisted primarily of expenses related to salaries and hardware associated with delivering products and services of our subsidiaries, mainly Galil Medical and Sela (which results are consolidated since July 1, 2004). Cost of revenues of the Other Holdings and Corporate Operation segment in the three and nine month periods ended September 30, 2004 amounted to $2.0 million and $4.4 million, compared to $2.4 million and $3.9 million in the same periods in 2003.

Operating expenses. Operating expenses are comprised of research and development expenses, sales and marketing and general and administrative expenses of our and RDC's corporate operations and of our subsidiaries. The following table sets forth the segment operating expenses. The operating expenses presented below for both the three and nine month periods ended September 30, 2004 exclude amortization of other assets in the amount of $0.1 million ($0.1 million and $0.3 million in the same periods of last year), which also constitute part of operating expenses under US GAAP but for presentation purposes is included as a separate item:

                                     Three months ended September 30,    Nine months ended September 30,
                                     --------------------------------    -------------------------------
                                         2004                2003            2004               2003
                                     ------------        ------------    ------------       ------------
                                                                (millions of $)

    Corporate                                2.0                 1.7             5.7                4.9
    Galil Medical                            0.7                 2.5             2.0                9.8
    Sela                                     0.7                   -             0.7                  -
    MediaGate                                  -                 0.6               -                2.7
    Starling                                 0.3                   -             0.9                  -
    3DV                                      0.4                   -             1.2                  -
    Other                                    0.4                 0.5             2.9                1.1
                                             ---                 ---            ----               ----
                                             4.5                 5.3            13.4               18.5
                                             ---                 ---            ----               ----

Our corporate operating costs were $2.0 million and $5.7 million in the three and nine month periods ended September 30, 2004, compared to $1.7 million and $4.9 million in the same periods of 2003. The increase in the corporate costs in the nine month period resulted mainly from the increase of $0.4 in costs related to the Company's employee stock option plans and call options in favor of employees and officers to purchase shares of affiliated companies.

Operating expenses of Galil Medical in the three and nine month periods ended September 30, 2004 decreased to $0.7 million and $2.0 million from $2.5 million and $9.8 million in the same periods in 2003, resulting in operating income of $0.2 million and $0 million, compared to an operating loss of $2.4 million and $7.5 in the same periods in 2003. The decrease in Galil Medical's operating expenses and operating loss was mainly due to the merger of the urology therapy units of Galil Medical and GE which resulted in a significant decrease in Galil Medical's marketing and selling expenses. Galil plans to continue developing its cryotherapy technology for application in other healthcare fields, and to supply Oncura manufacturing and research and development services on a cost plus basis. Galil Medical's results of operations will be affected in the future quarters by the extent of future research and development activities for the development of new cryotherapy applications.

The decrease in MediaGate's operating expenses is as a result of the sale of its assets and business to Telrad at the end of 2003, following which MediaGate ceased its operations.

Other operating expenses include mainly the operating expenses of RDC. The increase in other operating expenses in the nine month period ended September 30, 2004 was primarily due to the increase of $2.5 million in costs related to RDC's employee stock option plans and the increase in the fair value of call options to purchase shares of affiliated companies.

Income Taxes. Income taxes, net, in the three and nine month periods ended September 30, 2004 were $22.8 million and $30.9 million, which included in the nine month period mainly $24.7 million of income taxes with respect to the gain resulted from the sale of our holdings in Elbit Systems (which include an offset of $10.0 million due to the reduction in our valuation allowance with respect to previous years losses), $6.7 million resulting from the secondary public offering of Given Imaging and the purchase of treasury stock in RDC in consideration for distribution of Given Imaging's shares and

$1.8 million resulting from the sale of Zix shares. These amounts were offset by a tax benefit in the amount of $2.1 million due to the change in the Israeli tax rate enacted in the third quarter of 2004.

Income taxes, net, in the three and nine month periods ended September 30, 2003 were $3.9 million and $5.7 million, which included in the nine month period mainly $7.0 million of income taxes with respect to the sale of Partner, Given Imaging and 24/7 Real Media shares as well as with respect to the merger of the urology therapy units of Galil Medical and GE and a tax benefit of $1.7 million mainly with respect to corporate losses.


LIQUIDITY AND CAPITAL RESOURCES

Consolidated cash, debentures and deposits at September 30, 2004, were approximately $230.1 million compared with $113.9 million at December 31, 2003. At September 30, 2004, the corporate cash, debentures and deposits were $217.5 million compared with $106.6 million at December 31, 2003. The increase in consolidated and corporate cash and other liquid instruments resulted primarily from the sale of our holding in Elbit Systems for approximately $196.6 million. This increase was offset mainly by the repayment of approximately $67.8 million loans of Elron Telesoft and ESW. As of September 30, 2004, the total bank loan of Elron TeleSoft, all of which is guaranteed by us, amounted to $1.0 million as compared to $67.5 million at December 31, 2003 (which include also loans of ESW).

The main sources of corporate cash and other liquid instruments in the nine month period ended September 30, 2004, were approximately $196.6 million of proceeds from the sale of all of our shares in Elbit Systems, $5.7 million of proceeds from the sale of all of our shares in KIT eLearning, $8.1 million proceeds from the sale of Zix shares and a $1.7 million dividend received from Elbit Systems.

The main uses of the corporate cash and other liquid instruments in the nine month period ended September 30, 2004, were the $67.8 million repayment of bank loans, $9.5 million of investments in our group companies, $19.2 million acqusition of additional shares of Given Imaging and a $3.9 million loan granted to NetVision. Investments in group companies included mainly $2.6 million in ChipX, $3.0 million in AMT, $1.0 million in Galil Medical, $0.8 million in Oren, and $0.8 million in Innomed.

Consolidated working capital at September 30, 2004 amounted to $192.2 million compared to $57.0 million at December 31, 2003. The increase is a result of the sale of our share in Elbit Systems in consideration for $196.6 million.

Consolidated loans at September 30, 2004, were approximately $8.7 million, of which $1.0 million was attributed to Elron TeleSoft compared to $67.5 million at December 31, 2003 (which include also loans of ESW). During the first nine months of 2004, we repayed Elron TeleSoft's and ESW's loans to the lending banks in the amount of approximately $67.8 million. As a result of the repayment of the loans, the line of credit of ESW was closed and the line of credit of Elron TeleSoft was reduced from $53.6 million at December 31, 2003, to $2.7 million (of which $1.0 million are used as of September 30, 2004). Elron TeleSoft's lines of credit are guaranteed to the banks by us. In addition, we have provided to a certain lending bank a comfort letter pursuant to which we undertook not to reduce our holding beyond a certain percentage.

In connection with the credit lines granted to NetVision, we and DIC, provided letters of comfort to the lending banks pursuant to which we jointly undertook not to reduce our joint holdings beyond a certain percentage. The amount outstanding under NetVision's credit lines at September 30, 2004, was approximately $12.7 million. During the first nine months of 2004, we granted NetVision a $3.9 million loan, in order to enable NetVision to repay its line of credit to one of the lending banks. In October 2004 we granted NetVision an additional loan in the amount of $1.4 million, in order to enable NetVision to set up its international telephony services.

MediaGate's bank loan in the amount of approximately $2.6 million has been secured by a first ranking pledge over the future proceeds to be received as royalties as a consideration for the sale of its technology to Telrad. The loan is not guaranteed by us.

All of Partner's shares held by us as of September 30, 2004, amounting to approximately 15.9 million shares, are pledged by us in favor of Partner's consortium of banks.

Subsequent to September 30, 2004 and through November 9, 2004, we have invested an additional aggregate amount of approximately $34.8 million, which mainly includes $24.7 million in Given Imaging, $6.7 million in Jordan Valley, $1.5 million in Starling and a $1.4 million loan to NetVision.

Our investment policy for managing our funds is in general to invest in time deposits and U.S. government securities with high liquidity.

We believe that our existing capital will be sufficient to fund our and our subsidiaries' operations and our investment plan in existing and new companies for at least the next twelve months.

In September 2004, our board of directors and audit committee approved the renewal of the leases with respect to our corporate headquarters. We lease our corporate headquarters from a non-affiliated party together with other companies directly and indirectly owned by IDBD. The terms of the renewal were determined by our board of directors and audit committee not to be materially different from the terms applicable to the other companies in the IDBD group.

Shareholders' equity at September 30, 2004, was approximately $365.9 million representing approximately 77% of the total assets compared with $296.1 million representing approximately 66% of total assets at December 31, 2003.



                                    # # # # #

                  [LOGO OF ELRON ELECTRONIC INDUSTRIES LTD.]

                              AND ITS SUBSIDIARIES







                         CONDENSED INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS

                            As of September 30, 2004
                                   (Unaudited)

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES


                         CONDENSED INTERIM CONSOLIDATED


                              FINANCIAL STATEMENTS


                            AS OF SEPTEMBER 30, 2004


                                    UNAUDITED


                                      INDEX




                                                                                Page
                                                                           ----------------
 Consolidated Balance Sheets                                                    1 - 2

 Consolidated Statements of Operations                                            3

 Statements of changes in Shareholders' Equity                                  4 - 5

 Consolidated Statements of Cash Flows                                          6 - 7

 Notes to the Consolidated Financial Statements                                 8 - 20

 Annex to the Consolidated Financial Statements                                   21



                      - - - - - - - - - - - - - - - - - - -

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data


                                                            September 30,         December 31,
                                                                2004                  2003
                                                         -----------------    ------------------
                                                             Unaudited             Audited
                                                         -----------------    ------------------
    ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                   $113,320           $ 83,906
  Short-term investments                                       116,764             37,158
  Trade receivables, net*                                        5,972              5,016
  Other receivables and prepaid expenses*                        1,469              2,516
  Inventories and contracts-in-progress                          1,933              1,471
                                                              --------           --------

Total current assets                                           239,458            130,067
                                                              --------           --------

LONG-TERM ASSETS
  Investments in affiliated companies (See Note 3a)             95,900            156,819
  Investments in other companies and long-term receivables*    114,088            128,799
  Debentures                                                      --                  700
  Deferred taxes                                                  --                1,871
  Severance pay deposits                                         2,597              2,144
                                                              --------           --------

Total long-term assets                                         212,585            290,333
                                                              --------           --------

PROPERTY AND EQUIPMENT, NET                                      8,184              8,317
                                                              --------           --------

INTANGIBLE ASSETS
  Goodwill                                                      10,039             12,019
  Other intangible assets                                        7,413              9,968
                                                              --------           --------

                                                                17,452             21,987
                                                              --------           --------

Total assets                                                  $477,679           $450,704
                                                              ========           ========



* Includes receivables from related parties in the aggregate amount of $2,976 and $3,684 as of September 30, 2004 and December 31, 2003, respectively.


               The accompanying notes are an integral part of the
                       consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                                                     September 30,      December 31,
                                                                                          2004              2003
                                                                                     -------------     --------------
                                                                                       Unaudited          Audited
                                                                                     -------------     --------------
    LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Short-term loans from banks and others                                                $   2,386      $  11,986
  Current maturities of long-term loans from banks and others                               2,220         44,021
  Trade payables                                                                            2,642          3,408
  Other payables and accrued expenses                                                      39,991         13,620
                                                                                        ---------      ---------

Total current liabilities                                                                  47,239         73,035
                                                                                        ---------      ---------

LONG-TERM LIABILITIES
  Long-term loans from banks and others                                                     4,057         17,221
  Accrued severance pay and retirement obligations                                          3,710          2,850
  Deferred taxes                                                                           34,431         40,684
  Other                                                                                        22            103
                                                                                        ---------      ---------

Total long-term liabilities                                                                42,220         60,858
                                                                                        ---------      ---------

MINORITY INTEREST                                                                          22,287         20,681
                                                                                        ---------      ---------

SHAREHOLDERS' EQUITY:
  Ordinary shares of NIS 0.003 par value; Authorized - 35,000,000 shares as of
    September 30, 2004 and December 31, 2003; Issued and outstanding -
    29,356,707 and 29,206,845 shares as of September 30, 2004 and December
    31, 2003, respectively;                                                                 9,572          9,572
  Additional paid-in capital                                                              269,274        267,113
  Accumulated other comprehensive income                                                   39,411         51,792
  Retained earnings (accumulated deficit)                                                  47,676        (32,347)
                                                                                        ---------      ---------

Total shareholders' equity                                                                365,933        296,130
                                                                                        ---------      ---------

Total liabilities and shareholders' equity                                              $ 477,679      $ 450,704
                                                                                        =========      =========


        The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                        Nine months ended             Three months ended        Year ended
                                                          September 30,                  September 30,         December 31,
                                                      ---------------------           --------------------   ---------------
                                                         2004         2003             2004         2003          2003
                                                      ---------    --------           ------       -------      --------
                                                                             Unaudited                           Audited
                                                      ----------------------------------------------------------------------
INCOME
  Net revenues*                                        $  11,546       12,555            4,545        4,724       $  16,547
  Equity in losses of affiliated companies                (5,434)      (8,051)          (3,333)      (1,178)         (8,698)
  Gain from disposal of businesses and
      affiliated companies and changes in
      holdings in affiliated companies, net              132,386       25,645(**)      104,485       24,386          25,754
  Other income, net                                        4,813        9,713(**)          626        3,653          14,665
                                                       ---------    ---------        ---------    ---------       ---------

                                                         143,311       39,862          106,323       31,585           48,268
                                                       ---------    ---------        ---------    ---------       ---------
COSTS AND EXPENSES
  Cost of revenues                                         7,165        7,746            2,676        3,454          10,198
  Research and development costs, net                      2,584        3,199            1,009          762           3,787
  Marketing and selling expenses, net                      2,199        7,195            1,012        1,004           7,763
  General and administrative expenses                     10,942       10,091            3,298        4,181          13,923
  Amortization of intangible assets                          668          839              281          251           1,073
  Restructuring costs                                        225         --                225         --              --
  Impairment of goodwill                                   1,980         --              1,980         --              --
  Impairment of  intangible assets and property
     and equipment                                         2,905         --              2,905         --              --
  Financial expenses (income), net                          (479)         779             (580)        (234)            753
                                                       ---------    ---------        ---------    ---------       ---------
                                                          28,189       29,849           12,806        9,418          37,497
                                                       ---------    ---------        ---------    ---------       ---------
Income before taxes on income                            115,122       10,013           93,517       22,167          10,771
Taxes on income                                          (30,924)      (5,735)         (22,770)      (3,897)         (6,834)
                                                       ---------    ---------        ---------    ---------       ---------
Income from continuing operations after taxes             84,198        4,278           70,747       18,270           3,937
  on income
Minority interest in losses (income) of
  subsidiaries                                            (3,725)     (11,915)             169      (15,569)        (10,907)
                                                       ---------    ---------        ---------    ---------       ---------

Income (loss) from continuing operations                  80,473       (7,637)          70,916        2,701          (6,970)
Income (loss) from discontinued operations                  (450)      (2,682)             (94)         319            (235)
                                                       ---------    ---------        ---------    ---------       ---------
Net income (loss)                                      $  80,023      (10,319)       $  70,822    $   3,020       $  (7,205)
                                                       =========    =========        =========    =========       =========

Income (loss) per share:
  Basic:
  Income (loss) from continuing operations             $    2.75    $   (0.26)       $    2.42    $    0.09       $   (0.24)
  Income (loss) from discontinued operations               (0.01)       (0.09)              --         0.01           (0.01)
                                                       ---------    ---------        ---------    ---------       ---------

  Net income (loss)                                    $    2.74    $   (0.35)       $    2.42    $    0.10       $   (0.25)
                                                       =========    =========        =========    =========       =========

  Diluted:
  Income (loss) from continuing operations             $    2.74        (0.26)       $    2.41    $    0.09       $   (0.24)

  Income (loss) from discontinued operations               (0.01)       (0.09)              --         0.01           (0.01)
                                                       ---------    ---------        ---------    ---------       ---------

  Net income (loss)                                    $    2.73        (0.35)       $    2.41    $    0.10       $   (0.25)
                                                       =========    =========        =========    =========       =========

Weighted average number of ordinary shares used
  in computing basic net income (loss) per
  share (thousands)                                       29,233       29,190           29,277       29,203          29,194
                                                       =========    =========        =========    =========       =========
Weighted average number of ordinary shares used
  in computing diluted net income (loss) per
  share (thousands)                                       29,353       29,190           29,412       29,203          29,194
                                                       =========    =========        =========    =========       =========



* Includes revenues from related parties in the amount of $ 6,376 and $ 2,516 for the nine months ended September 30, 2004 and 2003, respectively, of $ 2,073 and $ 2,068 for the three months ended September 30, 2004 and 2003, respectively and $4,156 for the year ended December 31, 2003.

** Reclassified The accompanying notes are an integral part of the consolidated financial statements.


        The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                                                          Accumulated
                                                                          Additional         other
                                             Number of       Share         paid-in       comprehensive
                                               shares       capital        capital          income
                                             ----------    ---------     -----------     -------------
Audited
Balance as of January 1, 2003                 29,180,970   $  9,572       $  267,482      $     7,529
Exercise of options                               25,875         --              177               --
Changes in additional paid-in capital in
  affiliated companies                                --         --             (932)              --
Amortization of deferred stock compensation           --         --              386               --
Other comprehensive income (loss), net of
   tax:
  Unrealized gains on available for sale
   securities                                         --         --               --           55,960
  Reclassification adjustment for gain
   realized included in net loss                      --         --               --          (11,113)
  Foreign currency translation adjustments            --         --               --             (304)
  Unrealized  loss on derivative
  instruments in affiliated company                   --         --               --             (108)
  Minimum pension liability in affiliated
   company                                            --         --               --             (172)
Net loss                                              --         --               --               --
                                              ----------   --------       ----------      -----------

Balance as of December 31, 2003               29,206,845      9,572          267,113           51,792
Total comprehensive income

Unaudited
Exercise of options                              149,862         --            1,553               --
Amortization of deferred stock compensation           --         --              405               --
Tax benefit in respect of options exercised           --         --              203               --
Other comprehensive income (loss), net of
 tax:
  Unrealized losses on available for sale
    securities                                        --         --               --           (9,900)
  Reclassification adjustment for gain
    realized included in net income                   --         --               --           (3,582)
  Foreign currency translation adjustments            --         --               --              285
  Unrealized gain on derivative instruments
    in affiliated company                             --         --               --               84
  Reclassification adjustments for loss on
    derivative instruments, minimum pension
    liability and foreign currency
    translation adjustment, included in net
    income due to sale of affiliated company          --         --               --              732

Net income                                            --         --               --               --

Balance as of September 30, 2004              29,356,707   $  9,572       $  269,274      $    39,411
                                              ==========   ========       ==========      ===========

Total comprehensive income

Unaudited
Balance as of January 1, 2003                 29,180,970   $  9,572       $  267,482      $     7,529
Exercise of options                               22,500         --              154               --
Changes in additional paid-in capital in
  affiliated companies                                --         --              609               --
Amortization of deferred stock compensation           --         --              181               --
Other comprehensive income (loss), net of
  tax:
  Unrealized gains on available for sale
    securities                                        --         --               --           35,080
  Reclassification adjustments for gain
    realized included in net loss                     --         --               --           (7,963)
  Foreign currency translation adjustments            --         --               --             (365)
  Unrealized gain on derivative instruments
    in affiliated company                             --         --               --              173
Net loss                                              --         --               --               --

Balance as of September 30, 2003              29,203,470   $  9,572       $  268,426      $    34,454
                                              ==========   ========       ==========      ===========

Total comprehensive income

                                                   Retained
                                                   earnings          Total             Total
                                                 (Accumulated    shareholders'     comprehensive
                                                    deficit)        equity            income
                                                 ------------    -------------     --------------
Audited
Balance as of January 1, 2003                      $ (25,142)     $259,441
Exercise of options                                                    177
Changes in additional paid-in capital in
  affiliated companies                                    --          (932)
Amortization of deferred stock compensation               --           386
Other comprehensive income (loss), net of
   tax:
  Unrealized gains on available for sale
  securities                                              --        55,960        $   55,960
  Reclassification adjustment for gain
   realized included in net loss                          --       (11,113)          (11,113)
  Foreign currency translation adjustments                --          (304)             (304)
  Unrealized  loss on derivative
  instruments in affiliated company                       --          (108)             (108)
  Minimum pension liability in affiliated
   company                                                --          (172)             (172)
Net loss                                              (7,205)       (7,205)           (7,205)
                                                 -----------    ----------        ----------

Balance as of December 31, 2003                      (32,347)      296,130
Total comprehensive income                                                        $   37,058
                                                                                  ==========
Unaudited
Exercise of options                                       --         1,553
Amortization of deferred stock compensation               --           405
Tax benefit in respect of options exercised               --           203
Other comprehensive income (loss), net of
 tax:
  Unrealized losses on available for sale
    securities                                            --        (9,900)       $   (9,900)
  Reclassification adjustment for gain
    realized included in net income                       --        (3,582)           (3,582)
  Foreign currency translation adjustments                --           285               285
  Unrealized gain on derivative instruments
    in affiliated company                                 --            84                84
  Reclassification adjustments for loss on
    derivative instruments, minimum pension
    liability and foreign currency
    translation adjustment, included in net
    income due to sale of affiliated company              --           732               732

Net income                                            80,023        80,023            80,023
                                                 -----------    ----------        ----------

Balance as of September 30, 2004                   $  47,676    $  365,933
                                                 ===========    ==========        ==========
Total comprehensive income
                                                                                  $   67,642
                                                                                  ==========
Unaudited
Balance as of January 1, 2003                      $ (25,142)   $  259,441
Exercise of options                                       --           154
Changes in additional paid-in capital in
  affiliated companies                                    --           609
Amortization of deferred stock compensation               --           181
Other comprehensive income (loss), net of
  tax:
 Unrealized gains on available for sale
   securities                                             --        35,080        $   35,080
  Reclassification adjustments for gain
    realized included in net loss                         --        (7,963)           (7,963)
  Foreign currency translation adjustments                --          (365)             (365)
  Unrealized gain on derivative instruments
    in affiliated company                                 --           173               173
Net loss                                             (10,319)      (10,319)          (10,319)
                                                    ---------    ---------        ----------

Balance as of September 30, 2003                    $ (35,461)   $ 276,991
                                                    ==========   =========
Total comprehensive income                                                        $   16,606
                                                                                  ==========







        The accompanying notes are an integral part of the consolidated financial statements

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                                                                           Accumulated
                                                                                            Additional        other
                                                                Number of       Share         paid-in     comprehensive
                                                                 shares        capital        capital         income
                                                             -------------- ---------------------------------------------
 Unaudited
 Balance as of July 1, 2004                                   29,220,345    $   9,572       $267,518      $    49,411
 Exercise of options                                             136,362            -          1,460                -
 Amortization of deferred stock compensation                           -            -             93                -
 Tax benefit in respect of options exercised                           -            -            203                -
 Other comprehensive income (loss), net of tax:
    Unrealized losses on available for sale securities                 -            -              -          (10,452)
    Reclassification adjustment for gain realized
      included in net income                                           -            -              -             (273)
    Foreign currency translation adjustments                           -            -              -               (7)
    Reclassification adjustments for loss on
      derivative instruments, minimum pension liability
      and foreign currency translation adjustment,
      included in net income due to sale of affiliated
      company                                                          -            -              -              732
 Net income                                                            -            -              -                -
                                                              ----------     --------      ---------    -------------
 Balance as of September 30, 2004                             29,356,707    $   9,572      $ 269,274    $      39,411
                                                              ==========     ========      =========    =============
 Total comprehensive income

 Unaudited
 Balance as of July 1, 2003                                   29,203,470    $   9,572      $ 269,040    $      22,818
 Changes in additional paid-in capital in affiliated
   companies                                                           -            -           (669)               -
 Amortization of deferred stock compensation                           -            -             55                -
 Other comprehensive income (loss), net of tax:
    Unrealized gains on available for sale securities                  -            -              -           15,710
    Reclassification adjustments for gain realized included
     in net loss                                                       -            -              -           (3,808)
    Unrealized loss on derivative instruments in affiliated
     company                                                           -            -              -             (254)
    Foreign currency translation adjustments                           -            -              -              (12)
 Net income                                                            -            -              -                -
                                                              ----------     --------      ---------    -------------
 Balance as of September 30, 2003                             29,203,470     $  9,572      $ 268,426    $      34,454
                                                              ==========     ========      =========    =============
 Total comprehensive income



                                                              Retained
                                                               earnings          Total          Total
                                                             (Accumulated    shareholders'    comprehensive
                                                               deficit)          equity          income
                                                            --------------- ------------------------------
 Unaudited
 Balance as of July 1, 2004                                  $ (23,146)       $  303,355
 Exercise of options                                                 -             1,460
 Amortization of deferred stock compensation                         -                93
 Tax benefit in respect of options exercised                         -               203
 Other comprehensive income (loss), net of tax:
    Unrealized losses on available for sale securities               -           (10,452)        (10,452)
    Reclassification adjustment for gain realized
      included in net income                                         -              (273)           (273)
    Foreign currency translation adjustments                         -                (7)             (7)
    Reclassification adjustments for loss on
      derivative instruments, minimum pension liability
      and foreign currency translation adjustment,
      included in net income due to sale of affiliated
      company                                                        -               732             732
 Net income                                                     70,822            70,822          70,822
                                                             ---------      ------------       ---------
 Balance as of September 30, 2004                            $  47,676       $   365,933
                                                             =========      ============
 Total comprehensive income                                                                     $ 60,822
                                                                                                ========
 Unaudited

 Balance as of July 1, 2003                                    (38,481)      $   262,949
 Changes in additional paid-in capital in affiliated
   companies                                                         -              (669)
 Amortization of deferred stock compensation                         -                55
 Other comprehensive income (loss), net of tax:
    Unrealized gains on available for sale securities                -            15,710          15,710
    Reclassification adjustments for gain realized included
     in net loss                                                     -            (3,808)         (3,808)
    Unrealized loss on derivative instruments in affiliated
     company                                                         -              (254)           (254)
    Foreign currency translation adjustments                         -               (12)           (12)
 Net income                                                      3,020             3,020           3,020
                                                             ---------      ------------        --------
 Balance as of September 30, 2003                            $ (35,461)     $    276,991
                                                             =========      ============
 Total comprehensive income                                                                     $ 14,656
                                                                                                ========




        The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                                                           Nine months
                                                                                        ended September 30,     Year ended
                                                                                       --------------------     December 31,
                                                                                        2004          2003         2003
                                                                                       ------       -------    -------------
                                                                                            Unaudited             Audited
                                                                                       --------------------    -------------
Cash flows from operating activities
   Net income (loss)                                                                  $  80,023    $ (10,319)   $  (7,205)
   Adjustments to reconcile net income (loss) to net cash used in operating activities:
     Equity in losses of affiliated companies                                             5,434        8,051        8,698
     Dividend from affiliated companies                                                   1,719        2,189        2,971
     Minority interest in income (losses) of subsidiaries                                 3,725       11,915       10,907
     Gain from disposal of businesses and affiliated companies and
       changes in holdings in affiliated companies, net                                (132,386)     (25,645)     (25,754)
     Gain from sale of investments in available for sale securities                      (5,360)     (13,122)     (17,924)
     Gain from disposal of businesses included in discontinued
       operations                                                                            --       (1,571)      (4,137)
     Depreciation and amortization                                                        1,522        3,017        3,573
     Impairment of goodwill                                                               1,980           --           --
     Impairment of intangible assets and property and equipment                           2,905           --           --
     Decline in value of other investments                                                  173        3,601        3,716
     Equity in losses of partnerships                                                       159          503          547
     Amortization of deferred stock compensation and changes in
       liability in respect of call options                                               3,272        1,551        2,564
     Deferred taxes, net                                                                  4,890        5,647        6,229
   Changes in operating assets and liabilities:
     Decrease in trade receivables                                                            1        3,366        3,491
     Decrease in other accounts receivable and prepaid expenses                             565          891        1,888
     Decrease (increase) in trading securities, net                                           5           (6)          (4)
     Decrease (increase) in inventories and contracts-in-progress                           384         (109)         589
     Decrease in trade payables                                                          (2,001)        (220)      (2,009)
     Increase (decrease) in other accounts payable and accrued
       expenses                                                                          25,365       (5,680)      (5,275)
     Other                                                                                  331          (88)         652
                                                                                      ---------    ---------    ---------

 Net cash used in operating activities                                                   (7,294)     (16,029)     (16,483)
                                                                                      ---------    ---------    ---------

 Cash flows from investing activities
   Investment in affiliated companies                                                   (31,732)     (12,218)     (14,884)
   Proceeds from sale of KIT shares                                                       5,706           --           --
   Proceeds from sale of Given Imaging shares                                             9,073       13,878       13,878
   Proceeds from sale of ESL shares                                                     196,580           --           --
   Cash and cash equivalents resulting from newly consolidated
     subsidiaries (schedule a)                                                              247           --           --
   Net decrease in cash and cash equivalents upon sale of
     businesses and subsidiaries (schedule b)                                                --       (2,959)      (4,648)
   Investment in other companies                                                           (967)        (299)        (299)
   Collection of long term receivables                                                       --          772          772
   Proceeds from sale of available for sale securities                                    8,062       37,191       46,143
   Investment in available for sale securities                                          (14,000)      (1,952)      (1,952)
   Investments in deposits                                                             (105,378)      (6,855)      (8,925)
   Proceeds from maturities of held to maturity debentures and
     deposits                                                                            33,345        8,963        8,975
   Purchase of property and equipment                                                      (559)        (433)        (547)
   Proceeds from sale of property and equipment                                             188          235          329
                                                                                      ---------    ---------    ---------

 Net cash provided by investing activities                                              100,565       36,323       38,842
                                                                                      ---------    ---------    ---------

 Cash flows from financing activities
   Proceeds from options exercised                                                        1,553          154          177
   Receipt of long-term loans from banks                                                    418        3,516        4,032
   Repayment of long-term loans                                                         (50,477)      (6,031)      (6,200)
   Decrease in short-term bank loan, net                                                (16,625)      (4,124)      (4,076)
   Repayment of loans from minority shareholders of a subsidiary                           (444)      (4,246)      (4,246)
   Receipt of short-term loans from minority shareholders of a
     subsidiary                                                                             316          429          904
   Proceeds from convertible loans and long-term loans from
     minority shareholders of a subsidiary                                                1,649        3,055        3,055
   Issuance expenses in a subsidiary                                                       (180)          --           --
   Dividend to minority shareholders of a subsidiary                                        (67)          --           --
                                                                                      ---------    ---------    ---------

 Net cash used in financing activities                                                  (63,857)      (7,247)      (6,354)
                                                                                      ---------    ---------    ---------

 Increase in cash and cash equivalents                                                   29,414       13,047       16,005
 Cash and cash equivalents at the beginning of the period                                83,906       67,901       67,901
                                                                                      ---------    ---------    ---------

 Cash and cash equivalents at the end of the period                                   $ 113,320    $  80,948    $  83,906
                                                                                      =========    =========    =========



        The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                                           Nine months
                                                                       ended September 30,                 Year ended
                                                             ----------------------------------------    December 31,
                                                                      2004                 2003              2003
                                                             -----------------------  ---------------  ------------------
                                                                            Unaudited                      Audited
                                                             ----------------------------------------  ------------------

 Supplemental cash flow information:
 ----------------------------------
 Cash paid for:
 Income taxes                                                 $        279           $         83        $       96
                                                             ==================     ==================  =================

 Interest                                                     $      1,081           $      1,186        $    1,466
                                                             ==================     ==================  =================


                                                                 Nine months
                                                                    ended
                                                                September 30,
                                                                    2004
                                                              -----------------
                                                                 (Unaudited)
                                                              -----------------
(a)     Cash and cash equivalents resulting from newly
          consolidated subsidiaries
          Assets acquired and liabilities assumed at the
             purchase date:
            Working capital, net (except cash and cash
            equivalents)                                            1,071
            Deposits                                                  (31)
            Property and equipment                                   (618)
            Intangible assets                                      (1,350)
            Long-term liabilities                                     431
            Investment at equity prior to acquisition                 678
            Minority interests                                         66
                                                             -----------------

        Cash and cash equivalents acquired                            247
                                                              =================

                                                                                       Nine months
                                                                                          ended         Year ended
                                                                                       September 30,   December 31,
                                                                                           2003            2003
                                                                                       -----------     -------------
                                                                                       (Unaudited)       (Audited)
                                                                                       -----------     -------------
 (b)    Net decrease in cash and cash equivalents upon
          sale of businesses and subsidiaries
          Assets and liabilities at date of sale:
             Working capital (working capital deficiency), net (except cash
             and cash equivalents)                                                    $    989          $   (708)
             Property and equipment                                                      1,274             1,274
             Intangible assets                                                           6,532             6,532
             Deferred tax liability                                                       (907)             (907)
          Gain resulting from sale of business                                          22,825            22,833
          Securities received:
             Marketable securities                                                      (5,400)           (5,400)
             Other investments                                                          (1,000)           (1,000)
             Investment in affiliated company                                          (30,272)          (30,272)
          Liability incurred                                                             3,000             3,000
                                                                                      --------          --------
           Net decrease in cash and cash equivalents                                  $ (2,959)         $ (4,648)
                                                                                      ========          ========


        The accompanying notes are an integral part of the consolidated financial statements

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 1:-      GENERAL

              a. The accompanying unaudited condensed interim consolidated financial statements have been prepared as of September 30, 2004, and for the nine months and three months then ended in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") relating to the preparation of financial statements for interim periods. Accordingly, certain information and disclosures normally included in financial statements prepared in accordance with U.S. GAAP but which are not required for interim reporting purposes, have been condensed or omitted. See Note 9 for the reconciliation from U.S. GAAP to accounting principles generally accepted in Israel ("Israeli GAAP").

                     These financial statements should be read in conjunction with the Company's annual financial statements and accompanying notes as of December 31, 2003 included in the Company's Annual Report on Form 20-F ("the Company's annual financial statements").

                     The condensed interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the periods presented.

                     Results for the three months and nine months periods ended September 30, 2004, are not necessarily indicative of the results that may be expected for the year ending December 31, 2004.

              b. On August 22, 2004 Discount Investment Corporation Ltd. ("DIC") completed a tender offer to purchase 2,203,425 of the Company's shares. Following the consummation of the tender offer, DIC's interest in the Company increased from 38.5% to approximately 46% of the Company's outstanding shares.


NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES

              a. The significant accounting policies followed in the preparation of these financial statements are identical to those applied in the preparation of the latest annual financial statements , except as follows:

                     In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46"). In December 2003, the FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying variable interest entities ("VIE") and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements.

                     In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that is unable to make significant decisions about its activities, or (3) has a group of equity owners that does not have the obligation to absorb losses or the right to receive returns generated by its operations.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

                     FIN 46 provides several exceptions to its scope, such as that an entity that is deemed to be a business need not be evaluated to determine if it is a VIE, unless one of the conditions specified in the interpretation exists.

                     FIN 46 requires a VIE to be consolidated by the party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) that will absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no other variable interests absorb a majority of the VIE's losses), or both.

                     A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on a majority voting interest. FIN 46 also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.

                     FIN 46 was effective immediately for VIEs created after January 31, 2003. For VIEs created before January 31, 2003, the provisions of FIN 46, as revised, were adopted in the first quarter of 2004. The adoption of FIN 46 did not have a significant effect on the Company's financial statements. For additional information on the Company's VIEs, see Note 4.

              b.     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

                     In July 2004, the EITF reached a consensus on Issue No. 02-14, "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock" ("EITF 02-14"). EITF 02-14 states that the Company must apply the equity method of accounting to investments in common stock and in in-substance common stock if it has the ability to exercise significant influence over the operating and financial policies of the investee. EITF 02-14 defines in-substance common stock as an investment with similar risk and reward characteristics to common stock. The provisions of EITF 02-14 are effective in the fourth quarter of 2004. For investments that are in-substance common stock but were not accounted for under the equity method of accounting prior to the effective date of EITF 02-14, the effect of adopting the consensuses in EITF 02-14 should be reported in the beginning of the reporting period of adoption similar to a cumulative effect of a change in accounting principle pursuant to Opinion 20. For investments that are not common stock or in-substance common stock, but were accounted for under the equity method of accounting prior to the effective date of EITF 02-14, the equity method of accounting should be discontinued at the effective date. Previously recognized equity method earnings and losses should not be reversed. The Company is currently evaluating the effects of the provisions of EITF 02-14 on its financial statements.

              c. The financial statements have been prepared in U.S. dollars, since the functional currency of the Company and its principal subsidiaries is the U.S. dollar.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 3:-      MAJOR TRANSACTIONS AND EVENTS

              a.     Elbit Systems Ltd. ("ESL")

                     On July 8, 2004, Elron announced the signing of a definitive agreement for the sale of all of its holdings in ESL (NASDAQ: ESLT) constituting approximately 19.6% of the outstanding share capital of ESL to Tadiran Communications Ltd., in consideration for approximately $197,000. The closing of the transaction was subject to the right of first refusal of Federmann Enterprises Ltd. ("Federmann Enterprises"), the other major shareholder of ESL. On July 28, 2004, Federmann Enterprises exercised its right of first refusal, following which the shares were sold to Federmann Enterprises for approximately $197,000. As a result, Elron recorded in the third quarter of 2004 a gain of approximately $104,600 which net of tax amounted to approximately $79,900. The gain net of tax includes a reduction of approximately $10,000 in the tax expense as a result of a reversal of a valuation allowance previously recorded in respect of deferred tax assets relating to loss carryforwards. The tax benefit due to the change in the valuation allowance is included in the computation of the effective tax rate for the year and, accordingly, is recognized in proportion to the current period earnings and the expected earnings for subsequent interim periods of the year. As the sale of ESL was completed in the third quarter, the principal portion of the tax benefit referred to above was also recorded in the third quarter.

              b.     Given Imaging Ltd. ("Given")

                     1. In April 2004, RDC, then 48% held subsidiary, purchased from one of its shareholders (a former senior executive of RDC) treasury shares amounting to approximately 3% of its outstanding share capital. In consideration for the treasury shares, RDC distributed to the shareholder 200,000 shares of Given (NASDAQ: GIVN). The number of the distributed Given shares was calculated based on the relative fair values of the shares of RDC and of Given on the date the agreement to purchase the treasury shares was signed (May 2003). The transaction was completed in April 2004, after receipt of various approvals required under the agreement.

                         RDC recorded the purchase of the treasury shares based on the fair value of Given's shares on the date of distribution. Accordingly, RDC recorded a gain on the distribution of Given shares of approximately $5,800.

                         RDC's purchase of the treasury shares resulted in Elron increasing its interest in RDC by approximately 1.5%. This acquisition of the additional interest in RDC was accounted for by the purchase method. Accordingly, Elron has recorded the additional interest in RDC at fair value of approximately $1,900 and recorded its share of the gain in the distribution of Given shares in the amount of $1,400, net of tax and minority interest.

                     2. On June 23, 2004, Given completed its secondary public offering of 2,880,750 ordinary shares at $32.00 per share, comprising 1,500,000 shares issued by Given and 1,380,750 shares (including 375,750 shares as a result of the exercise of the underwriters' over allotment option) sold by existing shareholders. In the aforementioned offering, RDC sold 300,000 ordinary shares in consideration for approximately $9,000. Given received net proceeds of approximately $44,300.

                         As a result of the sale of Given's shares by RDC and the issuance of shares by Given, Elron's direct and indirect interest in Given decreased from approximately 16% to approximately 15%, and Elron recorded a gain of $15,200 ($6,700 net of tax and minority interest).

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 3:-      MAJOR TRANSACTIONS AND EVENTS (Cont.)

              b.     Given Imaging Ltd. ("Given") (Cont.)

                     3. During August 2004 Elron purchased 550,000 ordinary shares of Given in consideration for approximately $19,200. As a result of the transaction, Elron's direct and indirect ownership interest in Given increased from approximately 15% to approximately 17%. The excess of the purchase price over the Company's share in the equity acquired amounted to approximately $17,400 and was allocated, based among others, on an appraisal performed by valuation experts, as follows: approximately $12,200 to intangible assets other than goodwill, such as customer base and technology, approximately $700 to in-process research and development activities ("IPR&D"), and approximately $4,500 to goodwill.


                         Products which did not receive marketing clearance by regulatory authorities as of the acquisition date were considered to be incomplete and accordingly the amount allocated to such products is considered to be IPR&D. The amount allocated to IPR&D was charged immediately to the Company's results of operations in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method" ("FIN 4"). The amounts allocated to intangible assets other than goodwill are amortized on a straight-line basis over their expected useful life of 10-15 years. The amortization of the identifiable intangible assets as well as the write-off of the IPR&D are included as part of the line item "Equity in losses of affiliated companies" in the statements of operations.

                     4. During November 2004 (through November 9, 2004), Elron purchased 823,513 ordinary shares of Given in consideration for approximately $24,700. As a result of the transaction, Elron's direct and indirect ownership interest in Given increased from approximately 17% to approximately 20%.

              c.     ChipX ("ChipX") (formerly : CHIP EXPRESS CORPORATION)

                     On March 4, 2004, ChipX completed a private placement in which it issued 7,594,928 redeemable preferred shares in consideration for $12,000. Elron purchased 1,632,564 redeemable preferred shares in consideration for approximately $2,600. As a result, Elron's interest in ChipX decreased from approximately 33% to approximately 27%. The aforementioned transaction had no effect on Elron's results of operations.


              d.     K.I.T. eLEARNING B.V ("KIT")

                     On March 31, 2004, Elron together with the other shareholders of KIT, DIC and Kidum IT Ltd. (together "the sellers") completed the sale of KIT, then held 45% by Elron, to Online Higher Education B.V, a subsidiary of Laureate Education, Inc. (formerly: Sylvan Learning Systems) (Nasdaq: LAUR), a global leader in higher education, in consideration for $9,400, of which Elron received approximately $5,700. The gain resulting from the sale amounted to approximately $5,300. In addition, the sellers are entitled to a future payment of up to $10,000 based on future earnings of KIT in the years 2006 and 2007, from which Elron's share will be up to approximately $5,700.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 3:-      MAJOR TRANSACTIONS AND EVENTS (Cont.)

              e.     A.M.T. Advanced Metal Technologies Ltd. ("AMT")

                     On June 30, 2004, Elron completed an investment of $3,000 (of which $245 were invested in the first quarter of 2004) in convertible notes of AMT, together with an international strategic partner which also invested $3,000 in AMT's convertible notes. In addition, existing AMT shareholders, including Elron, converted shareholder loans into convertible notes in the aggregate amount of approximately $2,700, of which Elron converted approximately $1,600. The notes are convertible into preferred shares of AMT or into shares held by AMT in certain of its subsidiaries. In addition, Elron and the other investors in AMT were issued warrants to purchase convertible notes of AMT for a total amount of up to approximately $19,120, which may be exercised over various periods up to a maximum of 48 months from the closing date of the transaction. As a result of the transaction, Elron increased its ownership interest from approximately 28% to approximately 35% on a fully diluted basis (excluding warrants) and on an "as converted" basis. The excess of the purchase price over the company's share in the equity acquired amounted to approximately $4,200, the majority of which was allocated to technology (patented and unpatented). This amount will be amortized over a period of 8 years.

              f.     NetVision Ltd. ("NetVision")

                     During the first quarter of 2004, Elron and DIC each granted to NetVision a loan of $2,000 in order to enable NetVision to repay a portion of its line of credit to a lending bank. Due to the uncertainty with regard to NetVision's initial public offering on the Tel- Aviv Stock Exchange, and in accordance with EITF 02-18 "Accounting for Subsequent Investments in an Investee after Suspension of Equity Method Loss Recognition", Elron recognized in the second quarter of 2004 all previously suspended equity method losses in NetVision in the amount of the loan granted.

                     In July 2004 and October 2004, Elron and DIC each granted NetVision additional loans of $1,900 and approximately $1,400, respectively.

              g.     ZIX CORPORATION ("ZIX")

                     During the nine months ended September 30, 2004, Elron sold all its remaining shares of Zix amounting to 854,701 shares in consideration for approximately $8,000 ($1,100 in the third quarter of 2004) and recorded a realized gain of approximately $5,400 ($3,600 net of tax) ($300 net of tax in the third quarter of 2004).

              h.     Elron Telesoft INC. ("ETI")

                     The Systems and Projects segment (reporting unit) which consists of the operations of ETI is usually tested for impairment in the fourth quarter. In light of ETI's results of operations, the technology, property and equipment and subsequently the goodwill associated with the Systems and Projects asset group and reporting unit, respectively, were tested for impairment during the third quarter of 2004. As a result of the impairment test, the Company recorded an impairment loss of approximately $2,700 and $200 relating to the technology and property and equipment, respectively and approximately $2,000 relating to goodwill. These impairment losses are included in separate line items in the statement of operations. The fair value of the aforementioned reporting unit and asset group was estimated, based among others, on an appraisal performed by a valuation expert using the discounted cash flows approach.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data


NOTE 3:-      MAJOR TRANSACTIONS AND EVENTS (Cont.)

              i.     Jordan Valley Applied Radiation Ltd. ("Jordan Valley")

                     On October 21, 2004, the Company invested approximately $6,700 in Preferred shares of Jordan Valley, an Israeli private company engaged in developing solutions for advanced in-line thin film metrology for the semi-conductor industry. Following the investment the Company holds 25% of Jordan Valley on a fully diluted basis. The Company holding percentage is subject to adjustments based on Jordan Valley's future performance. Jordan Valley is also 40% owned (indirectly) by Clal Industries and Investments Ltd. ("Clal"), an approximately 64% held subsidiary of IDB Development Corporation Ltd. ("IDBD"), which also owns approximately 67% of DIC. Clal, IDBD, and DIC are publicly traded on the Tel Aviv Stock Exchange. The Company's investment in Jordan Valley was approved by the shareholders of Elron and Clal on October 21,2004.


NOTE 4:-      VARIABLE INTEREST ENTITIES

              a. Towards the end of 2003, RDC and ESL formed a new company, Starling Advanced Communication Ltd. ("Starling") in order to develop connectivity solutions for broadband access for commercial aircrafts. RDC and ESL both contributed technologies in exchange for a 50% ownership interest each in Starling. In addition, RDC and ESL granted Starling convertible loans in the amount of $300 each, which were converted into shares in October 2004. Upon the adoption of FIN 46 (see Note 2a), the Company has consolidated Starling as Starling was determined to be a variable interest entity and the Company its primary beneficiary.

                      On October 21, 2004 Elron completed an investment of $3,000 in Starling of which $1,500 was invested immediately and an additional $1,500 will be invested no later than six months from the closing date of the transaction. Following the investment, Elron's direct interest in Starling is approximately 33% and its direct and indirect interest (through RDC) is approximately 50%.

              b. In August 2002, Elron completed an investment of approximately $5,000 in AMT as part of an aggregate investment in convertible notes of $8,700. In June 2004, Elron invested an additional $3,000 in convertible notes as part of an aggregate investment of $6,000 and converted loans in the amount of approximately $1,600 (additional loans in the amount of $1,100 were converted by other existing shareholders of AMT) into convertible notes of AMT (see Note 3(e)). AMT, an Israeli private company, develops, markets and licenses technologies, through its group companies, for amorphous and nano-crystalline advanced materials, for a wide range of commercial applications. Currently, AMT is focusing on two of its group companies, namely A.H.T. Advanced Heating Technologies Ltd., which uses amorphous metals for heating products, and Confirm Technology Ltd. ("Confirm") (formerly: ACS Advanced Coding Systems Ltd.), which develops, markets and sells products using amorphous metals for brand protection against counterfeiting and diversion and anti-shoplifting electronic article surveillance. The convertible notes are convertible into preferred shares of AMT, or into shares of certain of its subsidiaries held by AMT. Elron is entitled to the rights attached to the convertible notes on an "as converted" basis as a shareholder of AMT and, in addition, has special voting rights in certain specified circumstances. As of September 30, 2004, Elron holds approximately 35% of AMT on a diluted basis (excluding warrants) and on an "as converted" basis.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data


NOTE 4:-      VARIABLE INTEREST ENTITIES (Cont.)

                      AMT is considered to be a variable interest entity, however, the Company is not the primary beneficiary of AMT, and accordingly has not consolidated AMT.

                      As of September 30, 2004, the Company's maximum exposure to loss as a result of its involvement in AMT does not exceed the carrying value of its investment in AMT in the amount of approximately $6,000.

NOTE 5:-      STOCK BASED EMPLOYEE COMPENSATION

              The Company elected to follow Accounting Principles Board Opinion No. 25, ("APB 25") "Accounting for Stock Issued to Employees" and FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" in accounting for its employee stock option plans granted prior to 2003. According to APB 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award or if applicable, at a subsequent measurement date.

              Effective January 1, 2003, the Company adopted the fair value recognition provisions of FASB Statement No. 123 "Accounting for Stock-Based Compensation" ("SFAS No.123"). Under the prospective method of adoption selected by the Company in accordance with the provisions of FASB Statement No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS No. 148"), the recognition provisions will be applied to all employee awards granted, modified, or settled after January 1, 2003.

              The following pro forma information presents the effect on the consolidated stock-based employee compensation expense, consolidated net income (loss) and income (loss) per share as if the fair value based method provided under SFAS No. 123 had been applied to all outstanding awards in each reported period:

                                                           Nine months               Three months
                                                       ended September 30,        ended September 30,      Year ended
                                                     -----------------------    -----------------------   December 31,
                                                        2004         2003          2004         2003          2003
                                                     ----------   ----------    ----------   ----------   ------------
                                                                          Unaudited                          Audited
                                                     --------------------------------------------------   ------------
              Net income (loss), as reported         $ 80,023     $ (10,319)     $ 70,822     $  3,020     $  (7,205)
              Add: Stock-based employee
                compensation expense included
                in reported net income (loss)             448           785           111          387           973
              Deduct: Total stock-based
                compensation expense determined
                under the fair value based method
                for all awards                           (652)       (1,079)         (207)        (462)       (1,377)
                                                     --------     ---------      --------     --------     ---------

              Pro forma net income (loss)            $ 79,819     $ (10,613)     $ 70,726     $  2,945     $  (7,609)
                                                     ========     =========      ========     ========     =========

              Income (loss) per share:

              Basic - as reported                    $   2.74      $  (0.35)     $   2.42     $   0.10     $   (0.25)
                                                     ========     =========      ========     ========     =========

              Diluted - as reported                  $   2.73     $   (0.35)     $   2.41     $   0.10     $   (0.25)
                                                     ========     =========      ========     ========     =========

              Basic - pro forma                      $   2.73     $   (0.36)     $   2.42     $   0.10     $   (0.26)
                                                     ========     =========      ========     ========     =========

              Diluted - pro forma                    $   2.72     $   (0.36)     $   2.40     $   0.10     $   (0.26)
                                                     ========     =========      ========     ========     =========

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data


NOTE 5:-      STOCK BASED EMPLOYEE COMPENSATION (Cont.)

              The fair value for each award granted was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                           Nine months               Three months
                                                       ended September 30,        ended September 30,      Year ended
                                                     -----------------------    -----------------------   December 31,
                                                       2004(*)       2003         2004(*)       2003          2003
                                                     ----------   ----------    ----------   ----------   ------------
                                                                          Unaudited                          Audited
                                                     --------------------------------------------------   ------------
              Average risk-free interest rate                -           1%             -           1%             1%
              Average expected life (in years)               -          2.7             -         2.75            2.7
              Volatility                                     -          53%             -          50%            53%
              Dividend yield                                 -           0%             -           0%             0%

              (*) No options were granted during the period.

NOTE 6:-      CONTINGENT LIABILITIES

              There were no material changes in the Company's contingent liabilities as described in the Company's annual financial statements, the details of which are as follows:

              a. During September 1999, the Company received copies of two claims and a request to approve such claims as a class action on behalf of public shareholders of Elscint (formerly an affiliated company) against the Company and others. The allegation raised by the claimants related to the decision regarding the sale of Elscint's substantial assets. The request has been stayed pursuant to an arrangement reached by the parties pending the outcome of the appeal in the claim described in paragraph b below. The arrangement provides that if the appeal described in paragraph b below is accepted, then the proceedings to recognize the claims as a class action will proceed. Otherwise, the application to recognize the claims as a class action will be dismissed.

              b. On November 2, 1999, the Company received a copy of a claim, and a request to approve such a claim, as a class action on behalf of some institutional investors and others and those who held shares in Elscint on September 6, 1999. The allegations raised against the Company and certain of its officers including former officers, among others, relate to the period prior to the sale of the Company's holdings in Elbit Medical Imaging ("EMI") (the parent company of Elscint and formerly an affiliated company). The claimants seek a court order pursuant to which EMI would be compelled to execute the alleged buy-out of Elscint's share at $14 per share or other remedies. On August 17, 2000, the Haifa District court dismissed the application to recognize the claim as a class action. Some of the claimants applied for and have been granted permission to appeal to the Supreme Court in Israel, which appeal is currently pending.

                      In addition, in February 2001, the claimants submitted a new claim similar to the previous one but not as a class action. In August 2004, the Haifa District Court issued a decision ordering the cancellation of the requirement of the claimants to pay a twenty million shekels filing fee. The defendants have requested permission to appeal the said decision of the Haifa District Court. It has not yet been determined when the defendants must file their statements of defense to the claim.

                      The Company denies all the allegations set forth in the above claims, and based on legal advice received, management is of the opinion that the Company has good defense arguments which, if accepted, will cause dismissal of the above allegations.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data


NOTE 6:-      CONTINGENT LIABILITIES (Cont.)

              c. In July 2003, ESW terminated the lease of its premises in the U.S. due to defects in the premises and the lessor's failure to repair the defects. The lessor rejected the termination of the lease and is seeking to enforce the lease and to claim all amounts due under the lease from ESW and Elron, as guarantor of the lease. The balance of the rental payment under the lease amounts to approximately $2,000. ESW is counterclaiming damages caused by the lessor. The Company's management is of the opinion that ESW has good defense arguments which, if accepted, will cause dismissal of the above claim and accordingly, management believes that the above claim will not have a significant effect on the Company's results of operations.

NOTE 7:-      INCOME TAXES

              On June 29, 2004, the Israeli Parliament approved an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision) (the "Amendment") which progressively reduces the corporate tax rate from 36% to 35% in 2004 and to a rate of 30% in 2007. The amendment was signed and published in July 2004 and is, therefore, considered enacted in July 2004. Accordingly, Elron recorded a tax benefit as a result of the change in the tax rate in the amount of approximately $2,100 in the third quarter of 2004.

NOTE 8:-      BUSINESS SEGMENTS

              As of September 30, 2004, the Company operates in two business segments: (1) the Systems and Projects segment through its subsidiary ETI and (2) the "Other Holdings and Corporate Operations" segment which reflects the investments in companies engaged in various fields of advanced technology and includes corporate headquarters.

              The operations of the Systems and Projects segment include development and supply of software solutions for revenue assurance and management of large and complex communication and internet networks.

              The Other Holdings and Corporate Operations segment includes holdings in various companies that operate in the communications, software, electronic defense (through July 28, 2004), medical devices, semiconductors, advanced materials and other fields and the corporate operations.

              Prior to September 2, 2003, the Company operated indirectly through ESW in a third business segment - Internet Products - which has been sold and therefore its operations were reclassified as discontinued operations. Segment information is as follows:

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data


NOTE 8:-      BUSINESS SEGMENTS (Cont.)

                                                         Other
                                                        holdings        Internet
                                          Systems         and           Products
                                            and        corporate      Discontinued
                                         Projects      operations      operations)   Adjustments        Total
                                         --------      ----------     ------------   -----------      ---------
      For the nine months ended
        September 30, 2004
        (Unaudited):
      Net revenues                       $  4,251          7,295              -             -         $  11,546
      Net income (loss)                    (7,191)        87,664           (450)            -            80,023

      As of September 30, 2004
        (Unaudited):
      Total assets                       $  7,557        474,946              3        (4,827)(*)     $ 477,679

      For the nine months ended
        September 30, 2003
          (Unaudited):

      Net revenues                       $  5,949          6,606              -             -         $  12,555
      Net loss                             (1,632)        (5,552)        (3,135)            -           (10,319)

      For the three months ended
        September 30, 2004
          (Unaudited):

      Net revenues                       $    811          3,734              -             -         $   4,545
      Net income (loss)                    (6,083)        76,999            (94)            -            70,822

      For the three months ended
        September 30, 2003
          (Unaudited):

      Net revenues                       $  1,729          2,995              -             -         $   4,724
      Net loss                               (409)         3,110            319             -             3,020

      For the year ended
      December 31, 2003 (Audited):

      Net revenues                       $  7,390        $ 9,157              -             -         $  16,547
      Net loss                             (2,074)        (4,442)          (689)            -            (7,205)

      As of December 31, 2003
        (Audited):

      Total assets                       $ 15,177        450,222             75       (14,770)(*)     $ 450,704

          (*) Inter-company balances.


          The revenues relating to ESW's discontinued operations for the nine months and three months ended September 30, 2003 and for the year ended December 31, 2003, were $4,790, $975 and $4,470, respectively, and the pre tax losses from operations were $4,706, $1,258 and $4,829, respectively.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 9:-      RECONCILIATION TO ISRAELI GAAP

              The consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP. Had the consolidated financial statements been prepared in accordance with Israeli GAAP, the effects on the financial statements would have been as follows:

              a.     Effect on the statements of operations:

                                                                       Nine months ended September 30, 2004
                                                                 -----------------------------------------------
                                                                                                  As per Israeli
                                                                 As reported       Adjustments         GAAP
                                                                 ------------      -----------    --------------
                                                                                    Unaudited
                                                                 -----------------------------------------------
            Net income                                           $  80,023         $   9,604         $  89,627

                                                                       Nine months ended September 30, 2003
                                                                 -----------------------------------------------
                                                                                                  As per Israeli
                                                                 As reported       Adjustments         GAAP
                                                                 ------------      -----------    --------------
                                                                                    Unaudited
                                                                 -----------------------------------------------
            Net income (loss)                                    $ (10,319)        $  18,405         $   8,086

                                                                      Three months ended September 30, 2004
                                                                 -----------------------------------------------
                                                                                                  As per Israeli
                                                                 As reported       Adjustments         GAAP
                                                                 ------------      -----------    --------------
                                                                                    Unaudited
                                                                 -----------------------------------------------
            Net income                                           $  70,822         $  10,608         $  81,430

                                                                      Three months ended September 30, 2003
                                                                 -----------------------------------------------
                                                                                                  As per Israeli
                                                                 As reported       Adjustments         GAAP
                                                                 ------------      -----------    --------------
                                                                                    Unaudited
                                                                 -----------------------------------------------
            Net income                                           $   3,020         $   5,879         $   8,899

                                                                          Year ended December 31, 2003
                                                                 -----------------------------------------------
                                                                                                  As per Israeli
                                                                 As reported       Adjustments         GAAP
                                                                 ------------      -----------    --------------
                                                                                     Audited
                                                                 -----------------------------------------------
            Net income (loss)                                    $  (7,205)        $  18,436         $  11,231


              b.     Effect on the balance sheet:

                                                                                September 30, 2004
                                                                 -----------------------------------------------
                                                                                                  As per Israeli
                                                                 As reported       Adjustments         GAAP
                                                                 ------------      -----------    --------------
                                                                                    Unaudited
                                                                 -----------------------------------------------
            Total assets                                         $ 477,679         $(148,248)        $ 329,431
            Total liabilities including minority interest          111,746           (54,847)           56,899
            Total equity                                           365,933           (93,401)          272,532

                                                                                    December 31, 2003
                                                                 -----------------------------------------------
                                                                                                  As per Israeli
                                                                 As reported       Adjustments         GAAP
                                                                 ------------      -----------    --------------
                                                                                     Audited
                                                                 -----------------------------------------------
            Total assets                                         $ 450,704         $(176,981)        $ 273,723
            Total liabilities including minority interest          154,574           (61,289)           93,285
            Total equity                                           296,130          (115,692)          180,438

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data


NOTE 9:-      RECONCILIATION TO ISRAELI GAAP (Cont.)

              c.     Material adjustments:

                      The abovementioned adjustments result primarily from the differences between U.S. GAAP and Israeli GAAP detailed in
                      Note 29 to the Company's annual financial statements as well as from transactions and events which occurred during the periods of nine months and three months ended September 30, 2004, as follows:

                      1. As discussed in Note 7, under U.S. GAAP the effect of changes in tax rates is recorded in the period in which the tax law is enacted. Under Israeli GAAP, the effect of changes in tax rates is recorded in the period in which the law is enacted or substantively enacted. Accordingly, the effect of the change in the tax rate under Israeli GAAP, which amounted to an income taxes charge of approximately $400, has been recorded in the second quarter of 2004 while under U.S. GAAP the effect of the change, amounting to a tax benefit of $2,100 has been recorded in the third quarter of 2004.

                      2. Under U.S. GAAP, deferred taxes are provided in respect of all temporary differences relating to equity method investments. Under Israeli GAAP, deferred taxes are not provided in respect of temporary differences relating to taxes arising on disposal of equity method investments, if the disposal is not probable to occur in the foreseeable future. The effect of the aforementioned difference on net income according to U.S. GAAP was an additional tax expense in the nine months period ended September 30, 2004 in the amount of approximately $700 (net of minority interest).

                      3. As described in Note 3b1 above, under U.S. GAAP the acquisition of the additional interest in RDC was accounted for by the purchase method. Accordingly, Elron has recorded the additional interest in RDC at fair value and recorded its share of the gain in the distribution of Given shares. According to Israeli GAAP, the gain recorded is limited to the effective decrease in the investment in Given in Elron's accounts (subsequent to the distribution and the relating acquisition of the additional interest in
                           RDC) and accordingly only the portion relating to the additional interest acquired in other net assets of RDC (except Given) was recorded at fair value. The effect of the aforementioned difference on net income in the nine months ended September 30, 2004 was an increase in net income under U.S. GAAP of approximately $900.

                      4. As discussed in note 3a above, on July 28, 2004 Elron sold its shares in ESL. Due to the difference in the carrying amount of the investment in ESL between Israeli GAAP and U.S. GAAP (resulting mainly from the difference between Israeli GAAP and U.S. GAAP described in Note 29(c)10 to the Company's annual financial statements for 2003) the gain resulting from the sale of ESL under U.S. GAAP is different than the aforementioned gain under Israeli GAAP. The gain recorded under Israeli GAAP amounted to $116,000, which net of tax was $91,300.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data


NOTE 9:-      RECONCILIATION TO ISRAELI GAAP (Cont.)

              c.     Material adjustments: (Cont.)


                      5. As described in Note 29(c)8 to the Company's annual financial statements for 2003, according to US GAAP goodwill is no longer amortized periodically but is reviewed annually for impairment (or more frequently if impairment indicators arise). As mentioned in Note 3h, in the third quarter of 2004 the Company tested the goodwill for impairment and as a result, recorded an impairment loss in the amount of approximately $2,000. According to Israeli GAAP, all intangible assets, including goodwill, are amortized periodically, and are further subject to impairment testing whenever impairment indicators arise. Under Israeli GAAP no impairment loss in respect of goodwill was required to be recorded (mainly since the carrying amount of goodwill had already been amortized).

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

ANNEX TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

Details relating to major investments as of September 30, 2004:


                                                                  Carrying
                                                                value of the          Market value of the
                                                 % of            investment             publicly traded
                                                                    as of              investments as of
                                               ownership        September 30,     September 30,    November 9,
                                               interest (1)        2004 (2)           2004             2004
                                               ------------     -------------     -------------    -----------
Consolidated Companies:
-----------------------
Elron Telesoft Inc.                                99%             $ 3,691         $       -       $        -
Galil Medical Ltd. (3)                             39%                 506                 -                -
3DV Systems Ltd. (3)                               71%                (678)                -                -
Starling (3)                                       25%                (438)                -                -
SELA (3)                                           27%                 566                 -                -

Affiliated Companies (equity):
------------------------------
Given Imaging Ltd. (Nasdaq: GIVN) (3)              17%              43,826           177,450       164,753(*)
NetVision Ltd.                                     46%               2,369                 -                -
Wavion, Inc.                                       38%               1,820                 -                -
ChipX                                              27%               3,857                 -                -
Pulsicom Israel Technologies Ltd.                  18%                 324                 -                -
Advanced Metal Technologies Ltd. (AMT)             40%               5,970                 -                -
CellAct Ltd.                                       45%                 403                 -                -
Notal Vision, Inc.                                 26%                 877                 -                -
Oren Semiconductor Inc.                            41%               2,224                 -                -
Oncura (4)                                         10%              11,933                 -                -

Available for sale:
-------------------
Partner (Nasdaq: PTNR)                              9%             108,617           108,617          114,009
EVS (Nasdaq: EVSNF.OB)                             15%                 994             1,589            1,456

Partnership:
------------
Gemini Israel Fund L.P.                             5%                  68                 -                -
InnoMed Ventures L.P.                              14%               2,705                 -                -

Cost:
-----
Avantry (formerly:Witcom Ltd.) (3)                  7%                 638                 -                -


(1) On the basis of the outstanding share capital.

(2) Includes loans and convertible notes.

(3) Represents the carrying value and the ownership interest of the investment in Elron's books and Elron's share in the carrying value and ownership interest of the investment in RDC's books.

(4) Represents Elron's share in the carrying value and the ownership interest of the investment in Galil's books.

(*) During November 2004 (through November 9, 2004), Elron purchased 823,513 shares of Given Imaging for approximately $24,700.


                      - - - - - - - - - - - - - - - - - - -

                           STATEMENT OF DIFFERENCES

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